UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    or    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Director

Date: January 21, 2016

This document contains a review of our financial condition and results of operations for the six months ended September 30, 2015.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“SMFG”) and its management with respect to SMFG’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will,” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of SMFG’s securities portfolio; SMFG’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; exposure to new risks as SMFG expands the scope of its business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. SMFG undertakes no obligation to update or revise any forward-looking statements. Please refer to SMFG’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

FINANCIAL REVIEW

Sumitomo Mitsui Financial Group, Inc. (“we,” “us,” “our” or “SMFG”) is a holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation (“SMBC” or “the Bank”), one of the largest commercial banks in Japan. In addition to SMBC, our subsidiaries in our commercial banking business include SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”), THE MINATO BANK, LTD. (“The Minato Bank”), Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), and Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”). Our subsidiaries also include Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in our leasing business; SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in our securities business; and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”), and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in our consumer finance business. References to the “Group” are to us and our subsidiaries and affiliates taken as a whole. In addition, “SMBC” and “the Bank” refer not only to Sumitomo Mitsui Banking Corporation but also to Sumitomo Mitsui Banking Corporation and its subsidiaries taken as a whole, depending on the context.

RECENT DEVELOPMENTS

Operating Environment

Economic Environment

Our results of operations and financial condition are significantly affected by developments in Japan as well as the global economy.

Based on data published in December 2015 by the Cabinet Office of the Government of Japan, Japanese gross domestic product (“GDP”) decreased by 0.1% on a quarter-on-quarter basis for the period from April to June 2015, primarily due to a decline in exports of goods and services affected by the slowdown of emerging economies. However, Japanese GDP increased by 0.3% on a quarter-on-quarter basis for the period from July to September 2015, reflecting the resilient private consumption and the improvement in private investment.

Private consumption decreased by 0.5% on a quarter-on-quarter basis for the period from April to June 2015. However, it then showed some resilience, reflecting the gradual improvement in the employment and income situation. For the period from July to September 2015, private consumption increased by 0.4% on a quarter-on-quarter basis.

Private investment consists of capital investments by businesses and private residential investments. Capital investments by businesses decreased by 1.3% on a quarter-on-quarter basis for the period from April to June 2015. Thereafter, it increased by 0.6% on a quarter-on-quarter basis for the period from July to September 2015, reflecting the improvement in corporate earnings. On the other hand, private residential investments increased, on a quarter-on-quarter basis, by 2.5% for the period from April to June 2015 and by 2.0% for the period from July to September 2015, reflecting the improvement in the employment and income situation.

Changes in private inventories contributed 0.3 percentage points to Japanese GDP growth on a quarter-on-quarter basis for the period from April to June 2015, but negatively impacted Japanese GDP growth by 0.2 percentage points on a quarter-on-quarter basis for the period from July to September 2015.

Exports of goods and services decreased by 4.3% on a quarter-on-quarter basis for the period from April to June 2015, due to the slowdown of emerging economies, notably China. Thereafter, they increased moderately by 2.7% on a quarter-on-quarter basis for the period from July to September 2015.

For the period from April to June 2015, imports of goods and services decreased by 2.6% on a quarter-on-quarter basis. Thereafter, they gradually grew, reflecting robust domestic demand. For the period from July to September 2015, imports of goods and services increased by 1.7% on a quarter-on-quarter basis.

Industrial production, as a whole, was flat throughout the six months ended September 30, 2015.

The active job openings-to-applicants ratio continued to improve and was 1.24 in September 2015. The unemployment rate was generally on a downward trend although there were monthly fluctuations, and was 3.4% in September 2015, based on the Labor Force Survey by the Statistics Bureau in the Ministry of Internal Affairs and Communications. On the other hand, compensation of employees was flat on a quarter-on-quarter basis for the period from April to June 2015, but increased by 0.7% on a quarter-on-quarter basis for the period from July to September 2015.

According to Teikoku Databank, a research institution in Japan, there were approximately 4,200 corporate bankruptcies in Japan for the six months ended September 30, 2015, a decrease of 11.2% from the same period in the previous year, involving approximately ¥0.85 trillion in total liabilities, a decrease of 7.2% from the same period in the previous year.

In Japanese financial and capital markets, the uncollateralized overnight call rate, which is the benchmark short-term interest rate, remained at relatively low levels for the six months ended September 30, 2015, due to the ongoing provision of ample funds by the Bank of Japan (“BOJ”). The yield on newly issued Japanese government bonds with a maturity of 10 years, which is the benchmark long-term interest rate, temporarily rose to the 0.5%-or-more level due to fluctuations in overseas bond markets, but was around the 0.3%-or-more level at September 30, 2015.

The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, rose from ¥19,206.99 at March 31, 2015 to ¥20,868.03 at June 24, 2015, its highest closing level since December 1996. Thereafter, it dropped to ¥17,388.15 at September 30, 2015, reflecting the sudden fall in the Chinese stock market and other factors.

The yen appreciated against the U.S. dollar from ¥120.21 at March 31, 2015 to ¥120.03 at September 30, 2015, according to the statistical data published by the BOJ.

The global economy continued to recover gradually for the six months ended September 30, 2015, despite a slowdown in the pace of growth of emerging economies. The U.S. economy continued to recover gradually, led by domestic demand. The European economy also continued to recover gradually for the six months ended September 30, 2015. On the other hand, the growth momentum in Asian economies as a whole, including China, continued to be slow. For further information on exposures to certain European countries, see “Operating Results and Financial Condition—Financial Condition—Exposures to Selected European Countries.”

On September 16, 2015, Standard & Poor’s Ratings Services LLC announced that it had downgraded its sovereign credit ratings on Japan to “A+/A-1” from “AA-/A-1+.” On September 17, 2015, Standard & Poor’s Ratings Japan K.K. (“S&P”) downgraded its ratings on 12 Japanese financial entities and one foreign subsidiary bank, including SMFG and the Bank, following the downgrade of Japan’s sovereign credit ratings. At the date of this report, SMFG and the Bank have long-term issuer credit ratings of “A-” and “A” from S&P, respectively. On November 17, 2015, Fitch Ratings Japan Limited (“Fitch”) upgraded the long-term issuer default ratings of SMFG and the Bank to “A” from “A-,” reflecting our consistent outperformance in profitability and enhanced resilience against key market risks, specifically our reduction of Japanese government bond exposures and the shorter duration of our Japanese government bond holdings. For more information about our credit ratings, see “Operating Results and Financial Condition—Liquidity.”

Regulatory Environment

In addition to economic factors and conditions, we expect that our results of operations and financial condition will be significantly affected by regulatory trends.

Capital Adequacy Requirements

Each year, the Financial Stability Board (“FSB”) publishes a list of global financial institutions that it has identified as Global Systemically Important Financial Institutions (“G-SIFIs”) based on the methodology issued by the Basel Committee on Banking Supervision (“BCBS”). G-SIFIs included on the list are required to maintain an amount of Common Equity Tier 1 (“CET1”) capital above the Basel III minimum requirement and applicable capital conservation buffer to discourage such financial institutions from becoming even more systemically important. This is commonly known as the G-SIFI capital surcharge.

The G-SIFI capital surcharge is being phased in from January 2016 to January 2019, and, when fully implemented, will range from 1% to 2.5% of risk-weighted assets depending upon a bank’s systemic importance as determined by the FSB.

We have been included in the list of G-SIFIs each year since the initial list was published in November 2011, and were included on the list published in November 2015. Based on that list, we will be required to maintain an additional 1% of CET1 capital as a percentage of risk-weighted assets when the requirement is fully applied from January 2019 and we are required to maintain an additional 0.25% of CET1 capital as a percentage of risk-weighted assets under the phase-in requirements starting from January 2016.

G-SIFIs will also be subject to a global standard for Total Loss-Absorbing Capacity (“TLAC”), which establishes a minimum requirement for loss-absorbing and recapitalization capacity available in resolution at G-SIFIs, to ensure that they can be resolved in an orderly manner without putting public funds at risk. In November 2015, the FSB published the final TLAC standard, under which G-SIFIs will be required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets starting in January 2019 and at least 18% starting in January 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator starting in January 2019 and at least 6.75% starting in January 2022. As a G-SIFI, we will be subject to the final TLAC standard, as implemented in Japan.

Privatization of Japan Post Holdings Co., Ltd.’s Subsidiaries

In December 2014, Japan Post Holdings Co., Ltd. (“Japan Post Holdings”) published a plan for the listing of Japan Post Holdings, Japan Post Bank Co., Ltd. (“Japan Post Bank”) and Japan Post Insurance Co., Ltd. (“Japan Post Insurance”) and the gradual disposition of its shares of Japan Post Bank and Japan Post Insurance down to approximately 50% ownership. In November 2015, as the first phase of the privatization, each of Japan Post Holdings, Japan Post Bank and Japan Post Insurance publicly offered approximately 11.0% of their outstanding shares, respectively, and they were listed on the Tokyo Stock Exchange. Under the Postal Privatization Act, if Japan Post Holdings has completed its disposal of at least half of the shares of Japan Post Bank, one of the world’s largest deposit-taking institutions, Japan Post Bank will be able to expand its business upon notification to and without prior approval of the Government of Japan.

U.S. Sanctions on Iran

On January 20, 2014, the U.S. government issued certain temporary sanctions waivers as part of the November 24, 2013 Joint Plan of Action (“JPOA”) among the permanent members of the United Nations Security Council, plus Germany (“P5 + 1”) and Iran (“JPOA Waivers”). The effective period of the JPOA Waivers was originally from January 20, 2014 through July 20, 2014, but was successively extended through July 13, 2015.

On July 14, 2015, the P5 + 1 and Iran, with the European Union, agreed on the final text of the Joint Comprehensive Plan of Action for containing Iran’s nuclear program (“JCPOA”), which built on the framework for a JCPOA announced in April 2015. The JCPOA was intended to provide Iran with phased sanctions relief upon verification that Iran had implemented key nuclear commitments. Under the JCPOA, U.S. sanctions relief is provided through the suspension and eventual termination of nuclear-related secondary sanctions, which began on January 16, 2016, when the International Atomic Energy Agency verified that Iran had implemented key nuclear-related measures described in the JCPOA (“Implementation Day”). Even after Implementation Day, certain transactions, including transactions involving Iranian or Iran-related Specially Designated Nationals and Blocked Persons, remain subject to secondary sanctions. In accordance with applicable laws and regulations, the Bank intends to provide certain services, including remittance in connection with customers’ trade transactions between Japan and Iran, to the extent that such activities are not targeted by remaining secondary sanctions.

For further details regarding regulatory developments that may affect our business and financial results, see “Item 4.B. Business Overview—Regulations in Japan, Regulations in the United States and Regulations in Other Jurisdictions” of our annual report on Form 20-F for the fiscal year ended March  31, 2015.

Developments Related to Our Business

Changes in principal subsidiaries and associates

On September 2, 2015, the Bank purchased additional shares of ACLEDA Bank Plc., the largest bank in Cambodia, which became our associate.

On November 1, 2015, SMBC Trust Bank, our wholly owned subsidiary, acquired the retail banking business of Citibank Japan Ltd., a wholly owned subsidiary of Citigroup Inc. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services, including foreign currency investment products and global services. This acquisition is expected to enable us to expand our customer base, enhance our foreign currency funding sources and improve the service capability of the Group as a whole.

Issuance of perpetual subordinated bonds qualified as Additional Tier 1 capital

In July 2015, we issued three series of perpetual subordinated bonds, which amounted to ¥300 billion in aggregate. These bonds are Basel III-compliant Additional Tier 1 capital instruments and are classified as equity under International Financial Reporting Standards (“IFRS”). These bonds contain features that require all or part of the principal amount of each bond to be written down upon the occurrence of certain trigger events. For further information, see Note 16 “Non-Controlling Interests and Equity Attributable to Other Equity Instruments Holders.”

Accounting Changes

See Note 2 “Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this report.

OPERATING RESULTS AND FINANCIAL CONDITION

The figures in our operating results and financial condition presented below are prepared in accordance with IFRS as issued by the International Accounting Standards Board, except for the risk-weighted capital ratios, the segment results of operation and some other specifically identified information, which are prepared in accordance with Japanese banking regulations or accounting principles generally accepted in Japan (“Japanese GAAP”), and expressed in Japanese yen, unless otherwise stated or the context otherwise requires.

Executive Summary

Under the economic and financial circumstances described in “Recent Developments—Operating Environment,” we made a profit through our business activities including commercial banking and other financial services businesses. Our total operating income increased by ¥179,803 million from ¥1,559,280 million for the six months ended September 30, 2014 to ¥1,739,083 million for the six months ended September 30, 2015, primarily due to increases in net trading income and other income. Our net profit increased by ¥49,503 million from ¥446,866 million for the six months ended September 30, 2014 to ¥496,369 million for the six months ended September 30, 2015, due to the increase in total operating income described above, which was partially offset by increases in impairment charges on financial assets and operating expenses.

Our total assets increased by ¥3,123,957 million from ¥179,181,466 million at March 31, 2015 to ¥182,305,423 million at September 30, 2015, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our total liabilities increased by ¥2,970,852 million from ¥168,160,616 million at March 31, 2015 to ¥171,131,468 million at September 30, 2015, primarily due to an increase in deposits.

Our total equity increased by ¥153,105 million from ¥11,020,850 million at March 31, 2015 to ¥11,173,955 million at September 30, 2015, primarily due to increases in retained earnings and equity attributable to other equity instruments holders, which were partially offset by a decrease in other reserves.

Operating Results

The following table presents information as to our income, expenses and net profit for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions, except per share data)
Interest income	¥919,910	¥875,491
Interest expense	208,923	174,811

Net interest income	710,987	700,680

Fee and commission income	509,064	476,927
Fee and commission expense	71,199	69,057

Net fee and commission income	437,865	407,870

Net trading income	162,980	75,980
Net income (loss) from financial assets at fair value through profit or loss	(409)	15,502
Net investment income	218,233	201,635
Other income	209,427	157,613

Total operating income	1,739,083	1,559,280

Impairment charges on financial assets	67,280	20,933

Net operating income	1,671,803	1,538,347

General and administrative expenses	840,045	790,640
Other expenses	162,994	134,142

Operating expenses	1,003,039	924,782

Share of post-tax profit of associates and joint ventures	17,112	12,084

Profit before tax	685,876	625,649

Income tax expense	189,507	178,783

Net profit	¥496,369	¥446,866

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥444,452	¥390,728
Non-controlling interests	51,917	56,138

Earnings per share:
Basic	¥325.07	¥285.77
Diluted	324.86	285.61

Total operating income increased by ¥179,803 million, or 12%, from ¥1,559,280 million for the six months ended September 30, 2014, to ¥1,739,083 million for the six months ended September 30, 2015, primarily due to increases in net trading income of ¥87,000 million and other income of ¥51,814 million as discussed in detail below. Although impairment charges on financial assets increased, net operating income also increased by ¥133,456 million from ¥1,538,347 million for the six months ended September 30, 2014, to ¥1,671,803 million for the six months ended September 30, 2015, due to the increase in total operating income described above.

Net profit increased by ¥49,503 million from ¥446,866 million for the six months ended September 30, 2014 to ¥496,369 million for the six months ended September 30, 2015, due to the increase in net operating income described above, which was partially offset by increases in general and administrative expenses and other expenses.

Net Interest Income

The following tables show the average balances of our statement of financial position items, related interest income, interest expense, net interest income and average annualized interest rates for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015			2014
	Average balance(3)	Interest income	Average rate	Average balance(3)	Interest income	Average rate
	(In millions, except percentages)
Interest-earning assets:
Interest-earning deposits with other banks:
Domestic offices	¥816,445	¥2,318	0.57%	¥735,940	¥2,208	0.60%
Foreign offices	5,617,946	18,846	0.67%	6,146,607	17,933	0.58%

Total	6,434,391	21,164	0.66%	6,882,547	20,141	0.59%

Call loans and bills bought:
Domestic offices	175,923	424	0.48%	231,686	666	0.57%
Foreign offices	1,356,471	9,320	1.37%	939,507	8,469	1.80%

Total	1,532,394	9,744	1.27%	1,171,193	9,135	1.56%

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	6,149,053	4,727	0.15%	4,098,965	3,803	0.19%
Foreign offices	822,294	5,193	1.26%	611,145	4,247	1.39%

Total	6,971,347	9,920	0.28%	4,710,110	8,050	0.34%

Held-to-maturity investments(1):
Domestic offices	3,246,567	7,402	0.46%	4,344,305	11,105	0.51%

Total	3,246,567	7,402	0.46%	4,344,305	11,105	0.51%

Available-for-sale financial assets(1):
Domestic offices	11,427,041	18,491	0.32%	9,664,586	15,410	0.32%
Foreign offices	2,314,770	15,987	1.38%	2,199,567	13,737	1.25%

Total	13,741,811	34,478	0.50%	11,864,153	29,147	0.49%

Loans and advances(2):
Domestic offices	62,783,511	543,082	1.73%	61,586,291	556,643	1.81%
Foreign offices	25,736,510	294,120	2.29%	22,771,435	241,270	2.12%

Total	88,520,021	837,202	1.89%	84,357,726	797,913	1.89%

Total interest-earning assets:
Domestic offices	84,598,540	576,444	1.36%	80,661,773	589,835	1.46%
Foreign offices	35,847,991	343,466	1.92%	32,668,261	285,656	1.75%

Total	¥120,446,531	¥919,910	1.53%	¥113,330,034	¥875,491	1.55%

	For the six months ended September 30,
	2015			2014
	Average balance(3)	Interest expense	Average rate	Average balance(3)	Interest expense	Average rate
	(In millions, except percentages)
Interest-bearing liabilities:
Deposits:
Domestic offices	¥77,254,644	¥24,554	0.06%	¥72,929,741	¥24,046	0.07%
Foreign offices	23,359,739	69,544	0.60%	19,492,942	54,708	0.56%

Total	100,614,383	94,098	0.19%	92,422,683	78,754	0.17%

Call money and bills sold:
Domestic offices	2,450,672	892	0.07%	1,838,306	735	0.08%
Foreign offices	1,214,126	1,984	0.33%	573,815	920	0.32%

Total	3,664,798	2,876	0.16%	2,412,121	1,655	0.14%

Repurchase agreements and cash collateral on securities lent:
Domestic offices	7,825,525	4,139	0.11%	5,311,733	2,635	0.10%
Foreign offices	1,058,264	1,991	0.38%	1,240,359	1,693	0.27%

Total	8,883,789	6,130	0.14%	6,552,092	4,328	0.13%

Borrowings:
Domestic offices	10,211,717	28,290	0.55%	8,771,293	26,079	0.59%
Foreign offices	1,052,983	8,737	1.66%	1,126,919	6,980	1.24%

Total	11,264,700	37,027	0.66%	9,898,212	33,059	0.67%

Debt securities in issue:
Domestic offices	7,756,543	61,989	1.60%	6,525,068	52,134	1.60%
Foreign offices	3,096,245	6,440	0.42%	2,577,810	4,514	0.35%

Total	10,852,788	68,429	1.26%	9,102,878	56,648	1.24%

Other interest-bearing liabilities:
Domestic offices	93,763	354	0.76%	95,786	350	0.73%
Foreign offices	3,124	9	0.58%	3,317	17	1.03%

Total	96,887	363	0.75%	99,103	367	0.74%

Total interest-bearing liabilities:
Domestic offices	105,592,864	120,218	0.23%	95,471,927	105,979	0.22%
Foreign offices	29,784,481	88,705	0.60%	25,015,162	68,832	0.55%

Total	¥135,377,345	¥208,923	0.31%	¥120,487,089	¥174,811	0.29%

Net interest income and interest rate spread		¥710,987	1.22%		¥700,680	1.26%

(1)	Taxable investment securities and non-taxable investment securities are not disclosed separately because the aggregate effect of these average balances and interest income would not be material. In addition, the yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.
(2)	Loans and advances include impaired loans and advances. The amortized portion of net loan origination fees (costs) is included in interest income on loans and advances.
(3)	Average balances are generally based on a daily average. Weekly, month-end or quarter-end averages are used for certain average balances where it is not practical to obtain applicable daily averages. The allocations of amounts between domestic and foreign are based on the location of the office.

The following tables show changes in our interest income, interest expense and net interest income based on changes in volume and changes in rate for the six months ended September 30, 2015 compared to the six months ended September 30, 2014.

	Six months ended September 30, 2015 compared to six months ended September 30, 2014 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest income:
Interest-earning deposits with other banks:
Domestic offices	¥233	¥(123)	¥110
Foreign offices	(1,618)	2,531	913

Total	(1,385)	2,408	1,023

Call loans and bills bought:
Domestic offices	(144)	(98)	(242)
Foreign offices	3,170	(2,319)	851

Total	3,026	(2,417)	609

Reverse repurchase agreements and cash collateral on securities borrowed:
Domestic offices	1,659	(735)	924
Foreign offices	1,359	(413)	946

Total	3,018	(1,148)	1,870

Held-to-maturity investments:
Domestic offices	(2,602)	(1,101)	(3,703)

Total	(2,602)	(1,101)	(3,703)

Available-for-sale financial assets:
Domestic offices	2,820	261	3,081
Foreign offices	745	1,505	2,250

Total	3,565	1,766	5,331

Loans and advances:
Domestic offices	10,689	(24,250)	(13,561)
Foreign offices	32,990	19,860	52,850

Total	43,679	(4,390)	39,289

Total interest income:
Domestic offices	12,655	(26,046)	(13,391)
Foreign offices	36,646	21,164	57,810

Total	¥49,301	¥(4,882)	¥44,419

	Six months ended September 30, 2015 compared to six months ended September 30, 2014 Increase / (decrease)
	Volume	Rate	Net change
	(In millions)
Interest expense:
Deposits:
Domestic offices	¥1,450	¥(942)	¥508
Foreign offices	11,396	3,440	14,836

Total	12,846	2,498	15,344

Call money and bills sold:
Domestic offices	223	(66)	157
Foreign offices	1,056	8	1,064

Total	1,279	(58)	1,221

Repurchase agreements and cash collateral on securities lent:
Domestic offices	1,361	143	1,504
Foreign offices	(272)	570	298

Total	1,089	713	1,802

Borrowings:
Domestic offices	4,045	(1,834)	2,211
Foreign offices	(484)	2,241	1,757

Total	3,561	407	3,968

Debt securities in issue:
Domestic offices	9,852	3	9,855
Foreign offices	998	928	1,926

Total	10,850	931	11,781

Other interest-bearing liabilities:
Domestic offices	(7)	11	4
Foreign offices	(1)	(7)	(8)

Total	(8)	4	(4)

Total interest expense:
Domestic offices	16,924	(2,685)	14,239
Foreign offices	12,693	7,180	19,873

Total	¥29,617	¥4,495	¥34,112

Net interest income:
Domestic offices	¥(4,269)	¥(23,361)	¥(27,630)
Foreign offices	23,953	13,984	37,937

Total	¥19,684	¥(9,377)	¥10,307

Interest Income

Our interest income increased by ¥44,419 million, or 5%, from ¥875,491 million for the six months ended September 30, 2014 to ¥919,910 million for the six months ended September 30, 2015. This increase reflected an increase in interest income on loans and advances. Interest income on loans and advances increased by ¥39,289 million, or 5%, from ¥797,913 million for the six months ended September 30, 2014 to ¥837,202 million for the six months ended September 30, 2015. Interest income on loans and advances at foreign offices increased by ¥52,850 million, or 22%, from ¥241,270 million for the six months ended September 30, 2014, to ¥294,120 million for the six months ended September 30, 2015, due to an increase in average balances of loans to foreign customers, reflecting our allocation of assets primarily to the United States. Interest income on loans and advances at domestic offices decreased by ¥13,561 million, or 2%, from ¥556,643 million for the six months ended September 30, 2014, to ¥543,082 million for the six months ended September 30, 2015, due to a decrease in average rate reflecting increasing competition in the commercial banking industry.

Interest Expense

Our interest expense increased by ¥34,112 million, or 20%, from ¥174,811 million for the six months ended September 30, 2014, to ¥208,923 million for the six months ended September 30, 2015, primarily due to increases in interest expense on deposits and debt securities in issue as a result of increases in both of the average balances, reflecting our efforts to expand our foreign currency funding sources. Our interest expense on deposits increased by ¥15,344 million, or 19%, from ¥78,754 million for the six months ended September 30, 2014, to ¥94,098 million for the six months ended September 30, 2015, primarily due to an increase at foreign offices. Our interest expense on debt securities in issue increased by ¥11,781 million, or 21%, from ¥56,648 million for the six months ended September 30, 2014, to ¥68,429 million for the six months ended September 30, 2015, primarily due to an increase at domestic offices.

Net Interest Income

Our net interest income slightly increased by ¥10,307 million from ¥700,680 million for the six months ended September 30, 2014 to ¥710,987 million for the six months ended September 30, 2015. This was primarily due to an increase in interest income on loans and advances, which was partially offset by increases in the interest expense on deposits and debt securities in issue.

From the six months ended September 30, 2014 to the six months ended September 30, 2015, the average rate on loans and advances at domestic offices decreased by 0.08 percentage points from 1.81% to 1.73%, primarily due to the increasing competition in the commercial banking industry, and the average rate on loans and advances at foreign offices increased by 0.17 percentage points from 2.12% to 2.29%. As a result, the average rate of total loans and advances was 1.89% for the six months ended September 30, 2015, the same level as that for the six months ended September 30, 2014. On the other hand, the average rate on deposits at domestic offices slightly decreased by 0.01 percentage points from 0.07% to 0.06%, and the average rate on deposits at foreign offices increased by 0.04 percentage points from 0.56% to 0.60%, resulting in the total for deposits increasing by 0.02 percentage points from 0.17% to 0.19%.

Net Fee and Commission Income

The following table sets forth our net fee and commission income for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Fee and commission income from:
Loans	¥47,758	¥45,859
Credit card business	124,296	120,321
Guarantees	28,089	25,525
Securities-related business	72,111	54,535
Deposits	7,250	7,222
Remittances and transfers	65,603	63,648
Safe deposits	3,004	3,061
Trust fees	1,368	1,386
Investment trusts	64,802	71,963
Agency	7,769	8,740
Others	87,014	74,667

Total fee and commission income	509,064	476,927

Fee and commission expense from:
Remittances and transfers	18,871	17,941
Guarantees	2,278	1,513
Others	50,050	49,603

Total fee and commission expense	71,199	69,057

Net fee and commission income	¥437,865	¥407,870

Fee and commission income increased by ¥32,137 million, or 7%, from ¥476,927 million for the six months ended September 30, 2014 to ¥509,064 million for the six months ended September 30, 2015. Primary sources of fee and commission income are fees obtained through our credit card business, fees obtained through securities-related business, remittance and transfer fees, investment trust sales commissions, and loan transaction fees. The increase in fee and commission income was primarily due to an increase in fees and commissions from securities-related business and credit card business.

Fee and commission expense increased by ¥2,142 million, or 3%, from ¥69,057 million for the six months ended September 30, 2014 to ¥71,199 million for the six months ended September 30, 2015.

As a result, net fee and commission income increased by ¥29,995 million, or 7%, from ¥407,870 million for the six months ended September 30, 2014 to ¥437,865 million for the six months ended September 30, 2015.

Net Income (Loss) from Trading, Financial Assets at Fair Value Through Profit or Loss, and Investment Securities

The following table sets forth our net income (loss) from trading, financial assets at fair value through profit or loss, and investment securities for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Net trading income:
Interest rate	¥96,292	¥120,023
Foreign exchange	55,987	(58,916)
Equity	13,490	3,267
Credit	(3,375)	12,231
Others	586	(625)

Total net trading income	¥162,980	¥75,980

Net income (loss) from financial assets at fair value through profit or loss:
Net income (loss) from debt instruments	¥(2,176)	¥9,126
Net income from equity instruments	1,767	6,376

Total net income (loss) from financial assets at fair value through profit or loss	¥(409)	¥15,502

Net investment income:
Net gain from disposal of debt instruments	¥18,191	¥26,186
Net gain from disposal of equity instruments	133,101	118,849
Dividend income	66,941	56,600

Total net investment income	¥218,233	¥201,635

Net trading income, which includes income and losses from trading assets and liabilities and derivative financial instruments, increased by ¥87,000 million from ¥75,980 million for the six months ended September 30, 2014 to ¥162,980 million for the six months ended September 30, 2015. The increase was primarily due to a shift from net loss to net income from foreign exchange transactions related to the “economic hedges,” partially offset by a decrease in net trading income from interest rate related transactions.

We have carried out hedging transactions to hedge the foreign exchange risk of foreign currency denominated assets and liabilities. Of those hedges, the economic hedges are economically effective for risk management but are not accounted for as hedge accounting under IFRS as they do not meet the conditions for hedge accounting under IFRS. Hedged items and hedging instruments related to the economic hedges are classified into three types: (1) net investments in foreign subsidiaries and associates hedged by using foreign currency denominated financial liabilities such as deposits and borrowings, (2) foreign currency denominated equity instruments classified as available-for-sale financial assets hedged by using foreign currency denominated financial liabilities, and (3) foreign currency denominated financial assets and liabilities, such as loans and deposits hedged by using derivative financial instruments such as currency swaps.

As those economic hedge transactions lead to accounting mismatches (i.e., when the gains or losses on the hedged items and hedging instruments do not offset each other either in profit or loss, or in other comprehensive income), large depreciations or appreciations of the yen against other currencies may result in significant fluctuations to net trading income from foreign exchange transactions.

The above-mentioned shift from net loss to net income from foreign exchange transactions related to the economic hedges was primarily due to a depreciation in the previous period versus a marginal appreciation in the current period of the yen against the U.S. dollar. The yen appreciated against the U.S. dollar by 0.23-yen from ¥120.15 at March 31, 2015 to ¥119.92 at September 30, 2015, whereas the yen depreciated by 6.57-yen from ¥102.88 at March 31, 2014 to ¥109.45 at September 30, 2014. A further appreciation of the yen against emerging market currencies in the current period also contributed to the increase in net trading income from foreign exchange transactions.

On the other hand, net trading income from interest rate related transactions decreased primarily due to a decrease in income related to fixed income products.

Net income (loss) from financial assets at fair value through profit or loss decreased by ¥15,911 million from a net income of ¥15,502 million for the six months ended September 30, 2014 to a net loss of ¥409 million for the six months ended September 30, 2015 primarily due to a decrease in the fair value of debt instruments such as hybrid instruments with an equity feature, reflecting a decline in stock prices of reference entities in the current period.

Net investment income increased by ¥16,598 million from ¥201,635 million for the six months ended September 30, 2014 to ¥218,233 million for the six months ended September 30, 2015. This was primarily due to an increase in net gains from sales of equity index-linked investment trusts, which was partially offset by a decrease in net gains from sales of bonds.

Other Income

The following table sets forth our other income for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Income from operating leases	¥99,964	¥84,675
Income related to disposal of assets leased	52,382	29,480
Income related to IT solution services	16,891	16,246
Gains on disposal of property, plant and equipment, and other intangible assets	3,647	199
Gains on step acquisition of associates and joint ventures	1,714	—
Others	34,829	27,013

Total other income	¥209,427	¥157,613

Other income increased by ¥51,814 million, or 33%, from ¥157,613 million for the six months ended September 30, 2014 to ¥209,427 million for the six months ended September 30, 2015. The increase was primarily due to increases in income from operating leases and income related to disposal of assets leased.

Impairment Charges on Financial Assets

The following table sets forth our impairment charges on financial assets for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Loans and advances	¥57,595	¥17,707
Available-for-sale financial assets	9,685	3,226

Total impairment charges on financial assets	¥67,280	¥20,933

Our impairment charges on financial assets consist of losses relating to loans and advances and available-for-sale financial assets. Impairment charges on loans and advances are mainly affected by the economic environment and financial conditions of borrowers. On the other hand, impairment charges on available-for-sale financial assets are mainly affected by not only the economic environment and financial conditions of issuers but the fair value of the financial instruments, such as market prices on stock markets in the case of equity instruments.

Impairment charges on loans and advances increased by ¥39,888 million from ¥17,707 million for the six months ended September 30, 2014 to ¥57,595 million for the six months ended September 30, 2015.

For detailed information on provision for loan losses, see “—Financial Condition—Allowance for Loan Losses.”

Impairment charges on available-for-sale financial assets increased by ¥6,459 million from ¥3,226 million for the six months ended September 30, 2014 to ¥9,685 million for the six months ended September 30, 2015.

In determining the amount of impairment charges, we consider whether there is objective evidence of impairment as a result of loss events, such as any significant financial difficulty of the issuer. Our assessments of issuers are focused by industry and geographical area, taking into consideration the adverse impact of any specific issues such as significant changes in the technological, market, economic or legal environment of the issuer indicating that the cost of our investment may not be recovered. Additionally, in the case of available-for-sale equity instruments, we take into consideration whether there has been a significant or prolonged decline in the fair value of the equity instruments below their cost.

For the six months ended September 30, 2015, the types of securities on which the impairment charges were recognized included investments in limited partnerships, investment trusts and publicly traded Japanese stocks.

For detailed information on our available-for-sale financial assets, which include a diversified portfolio of domestic equity instruments, see “—Financial Condition—Investment Securities.”

General and Administrative Expenses

The following table sets forth our general and administrative expenses for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Personnel expenses	¥392,061	¥365,005
Depreciation and amortization	75,411	70,785
Rent and lease expenses	59,459	57,726
Building and maintenance expenses	7,769	4,396
Supplies expenses	7,020	7,121
Communication expenses	18,103	17,183
Publicity and advertising expenses	35,639	30,322
Taxes and dues	39,439	35,891
Outsourcing expenses	43,063	43,616
Premiums for deposit insurance	18,110	28,665
Office equipment expenses	23,726	24,147
Others	120,245	105,783

Total general and administrative expenses	¥840,045	¥790,640

General and administrative expenses increased by ¥49,405 million, or 6%, from ¥790,640 million for the six months ended September 30, 2014 to ¥840,045 million for the six months ended September 30, 2015, primarily due to increases in expenses related to overseas business development and expenses to enhance operating income from our securities business.

Other Expenses

The following table sets forth our other expenses for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Cost of operating leases	¥42,130	¥38,091
Cost related to disposal of assets leased	48,692	27,731
Cost related to IT solution services and IT systems	44,924	40,614
Provision for interest repayment	123	75
Losses on disposal of property, plant and equipment, and other intangible assets	1,648	1,527
Impairment losses of property, plant and equipment	2,659	1,057
Impairment losses of intangible assets	129	3
Losses on sale of investments in subsidiaries and associates	9	2,186
Impairment losses of investments in associates and joint ventures	3,931	1,169
Others	18,749	21,689

Total other expenses	¥162,994	¥134,142

Other expenses increased by ¥28,852 million, or 22%, from ¥134,142 million for the six months ended September 30, 2014 to ¥162,994 million for the six months ended September 30, 2015, primarily due to increases in cost of operating leases and cost related to disposal of assets leased.

Share of Post-tax Profit of Associates and Joint Ventures

Share of post-tax profit of associates and joint ventures increased by ¥5,028 million from ¥12,084 million for the six months ended September 30, 2014 to ¥17,112 million for the six months ended September 30, 2015, which was primarily due to the inclusion of our share of the profit of The Bank of East Asia, Limited, which became our equity-method associate in March 2015. The increase was partially offset by our share of the loss from the investment business of associates and joint ventures.

Income Tax Expense

Income tax expense increased by ¥10,724 million from ¥178,783 million for the six months ended September 30, 2014 to ¥189,507 million for the six months ended September 30, 2015. The increase was primarily due to an increase in profit before tax, which was partially offset by the effect of a reduction of the effective statutory tax rate, including local taxes, due to changes in Japanese corporation tax rates applicable from fiscal years beginning on or after April 1, 2015.

Business Segment Analysis

Our business segment information is prepared based on the internal reporting system utilized by management to assess the performance of our business segments under Japanese GAAP.

We have four main business segments: Commercial Banking, Leasing, Securities and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers the Bank, which accounts for the major portion of our total assets and revenue, in Commercial Banking, SMFL in Leasing, SMBC Nikko Securities and SMBC Friend Securities in Securities, and Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance in Consumer Finance. Since figures reported to management are prepared under Japanese GAAP, the segment information does not agree to the figures in the consolidated financial statements under IFRS. This difference is addressed in Note 4 “Segment Analysis—Reconciliation of Segmental Results of Operations to Consolidated Income Statement” to our consolidated financial statements included elsewhere in this report.

Description of Business Segments

Commercial Banking

The Bank represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank, KUBC and The Minato Bank, as well as foreign banking subsidiaries, such as SMBC Europe, SMBC (China) and Manufacturers Bank. Since the Bank has a significant impact on our overall performance, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, the Bank also has several cross-sectional units and divisions, including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit.

The Bank’s Wholesale Banking Unit

The Bank’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by Japanese large corporations, including listed companies, and mid-sized companies, and, together with certain of our Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

The Bank’s Retail Banking Unit

The Bank’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans, investment trusts, pension-type insurance products and life insurance products. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

The Bank’s International Banking Unit

The Bank’s International Banking Unit mainly supports companies, financial institutions, sovereign/quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

The Bank’s Treasury Unit

The Bank’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and the Bank’s own asset liability management requirements.

To further expand the Bank’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

The Bank’s Others

The Bank’s Others represents the difference between the aggregate of the Bank’s four business units and the Bank as a whole. The Bank’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of our Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese markets. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance provides consumer loans that consist mainly of unsecured loans to individuals and engages in other business including a loan guarantee business.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities and Consumer Finance segments, and the Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between our Group companies, which are eliminated in our consolidated financial statements.

Segmental Results of Operation

For the six months ended September 30, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥257.6	¥182.9	¥180.7	¥222.5	¥(40.7)	¥803.0	¥150.9	¥953.9
Net interest income	149.7	151.4	114.4	139.1	17.3	571.9	84.8	656.7
Net non-interest income	107.9	31.5	66.3	83.4	(58.0)	231.1	66.1	297.2
General and administrative expenses and others	(101.9)	(174.4)	(60.9)	(14.6)	(47.0)	(398.8)	(100.7)	(499.5)

Consolidated net business profit(1)(7)	¥155.7	¥8.5	¥119.8	¥207.9	¥(87.7)	¥404.2	¥50.2	¥454.4

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥71.6	¥81.9	¥176.2	¥21.0	¥192.9	¥101.3	¥82.4	¥114.7	¥300.1	¥(16.1)	¥1,512.7
Net interest income	8.8	11.3	0.7	0.8	2.3	6.6	12.1	77.7	92.1	20.3	782.7
Net non-interest income	62.8	70.6	175.5	20.2	190.6	94.7	70.3	37.0	208.0	(36.4)	730.0
General and administrative expenses and others	(29.9)	(32.0)	(131.9)	(19.4)	(157.0)	(77.0)	(61.5)	(50.9)	(195.9)	(11.2)	(895.6)

Consolidated net business profit(1)(7)	¥41.7	¥49.9	¥44.3	¥1.6	¥35.9	¥24.3	¥20.9	¥63.8	¥104.2	¥(27.3)	¥617.1

Gross Profit by Business Segment

(For the six months ended September 30, 2015)

For the six months ended September 30, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥262.5	¥185.8	¥166.7	¥211.0	¥1.8	¥827.8	¥132.6	¥960.4
Net interest income	155.8	156.6	106.0	133.3	35.3	587.0	81.2	668.2
Net non-interest income	106.7	29.2	60.7	77.7	(33.5)	240.8	51.4	292.2
General and administrative expenses and others	(102.0)	(169.7)	(50.2)	(12.7)	(52.3)	(386.9)	(99.9)	(486.8)

Consolidated net business profit(1)(7)	¥160.5	¥16.1	¥116.5	¥198.3	¥(50.5)	¥440.9	¥32.7	¥473.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥65.5	¥70.5	¥153.3	¥25.6	¥177.2	¥95.4	¥82.7	¥105.7	¥285.1	¥(43.1)	¥1,450.1
Net interest income	11.0	13.7	0.8	0.7	2.2	6.7	13.5	73.5	88.6	(9.1)	763.6
Net non-interest income	54.5	56.8	152.5	24.9	175.0	88.7	69.2	32.2	196.5	(34.0)	686.5
General and administrative expenses and others	(26.4)	(27.7)	(114.9)	(20.1)	(141.5)	(72.1)	(61.0)	(47.3)	(188.9)	40.7	(804.2)

Consolidated net business profit(1)(7)	¥39.1	¥42.8	¥38.4	¥5.5	¥35.7	¥23.3	¥21.7	¥58.4	¥96.2	¥(2.4)	¥645.9

(1)	Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates.

(*) Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The Group’s total credit costs (reversal) for the six months ended September 30, 2015 and 2014 were ¥24.1 billion and ¥(88.8) billion, respectively, of which ¥(23.6) billion and ¥(122.6) billion were for Commercial Banking, ¥(1.0) billion and ¥(5.6) billion were for Leasing, and ¥46.7 billion and ¥38.7 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Commercial Banking

Our consolidated net business profit from our Commercial Banking segment decreased by ¥19.2 billion from ¥473.6 billion for the six months ended September 30, 2014 to ¥454.4 billion for the six months ended September 30, 2015. This was due to a decrease in net interest income and an increase in general and administrative expenses, which was partially offset by an increase in net non-interest income.

The Bank’s Wholesale Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Wholesale Banking Unit decreased by ¥4.9 billion and ¥4.8 billion from ¥262.5 billion and ¥160.5 billion for the six months ended September 30, 2014 to ¥257.6 billion and ¥155.7 billion for the six months ended September 30, 2015, respectively. Net interest income decreased primarily due to a decrease in the interest rate spreads for loans as a result of the increasing lending competition in the commercial banking industry in Japan, although loans to domestic companies increased.

The Bank’s Retail Banking Unit

Both gross profit and consolidated net business profit from the Bank’s Retail Banking Unit decreased by ¥2.9 billion and ¥7.6 billion from ¥185.8 billion and ¥16.1 billion for the six months ended September 30, 2014 to ¥182.9 billion and ¥8.5 billion for the six months ended September 30, 2015, respectively. Although net non-interest income increased, net interest income decreased primarily due to a decrease in the interest rate spreads for and the balance of housing loans, reflecting the increasing competition in the housing loan market in Japan.

The Bank’s International Banking Unit

Both gross profit and consolidated net business profit from the Bank’s International Banking Unit increased by ¥14.0 billion and ¥3.3 billion from ¥166.7 billion and ¥116.5 billion for the six months ended September 30, 2014 to ¥180.7 billion and ¥119.8 billion for the six months ended September 30, 2015, respectively. Net interest income increased due to an increase in the balance of loans to the foreign customers reflecting our allocation of assets primarily to the United States. Gross profit including net interest income was partially offset by an increase in general and administrative expenses related to overseas business development.

The Bank’s Treasury Unit

Both gross profit and consolidated net business profit from the Bank’s Treasury Unit increased by ¥11.5 billion and ¥9.6 billion from ¥211.0 billion and ¥198.3 billion for the six months ended September 30, 2014 to ¥222.5 billion and ¥207.9 billion for the six months ended September 30, 2015. This was primarily due to an increase in profits from equity index-linked investment trusts.

Leasing

Both gross profit and consolidated net business profit in our Leasing segment increased by ¥11.4 billion and ¥7.1 billion from ¥70.5 billion and ¥42.8 billion for the six months ended September 30, 2014 to ¥81.9 billion and ¥49.9 billion for the six months ended September 30, 2015, respectively. Although net interest income decreased and general and administrative expenses increased, net non-interest income increased primarily due to an increase in net non-interest income of SMFL.

Securities

Both gross profit and consolidated net business profit in our Securities segment increased by ¥15.7 billion and ¥0.2 billion from ¥177.2 billion and ¥35.7 billion for the six months ended September 30, 2014 to ¥192.9 billion and ¥35.9 billion for the six months ended September 30, 2015, respectively. This was primarily due to an increase in net non-interest income of SMBC Nikko Securities as a result of an increase in fees and commissions from securities-related businesses, which was partially offset by an increase in general and administrative expenses associated with its business development.

Consumer Finance

Both gross profit and consolidated net business profit in our Consumer Finance segment increased by ¥15.0 billion and ¥8.0 billion from to ¥285.1 billion and ¥96.2 billion for the six months ended September 30, 2014 to ¥300.1 billion and ¥104.2 billion for the six months ended September 30, 2015, respectively. This was primarily due to an increase in gross profit of Sumitomo Mitsui Card and SMBC Consumer Finance, which was partially offset by an increase in general and administrative expenses attributable to those companies.

Revenues by Region

The following table sets forth the percentage of our total operating income under IFRS for each indicated period, based on the total operating income of our offices in the indicated regions. For each of the periods presented, we earned most of our total operating income in Japan, where we compete with other major Japanese banking groups and financial service providers. We earned the remainder in the Americas, Europe and Middle East, and Asia and Oceania, where we mainly compete with global financial institutions.

	For the six months ended September 30,
	2015	2014
Region:
Japan	76%	78%
Foreign:
Americas	6%	6%
Europe and Middle East	9%	8%
Asia and Oceania (excluding Japan)	9%	8%

Total	100%	100%

Financial Condition

Assets

Our total assets increased by ¥3,123,957 million from ¥179,181,466 million at March 31, 2015 to ¥182,305,423 million at September 30, 2015, primarily due to increases in cash and deposits with banks and loans and advances, which were partially offset by a decrease in investment securities.

Our assets at September 30, 2015 and March 31, 2015 were as follows.

	At September 30, 2015	At March 31, 2015
	(In millions)
Cash and deposits with banks	¥43,744,530	¥40,112,783
Call loans and bills bought	1,376,649	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed	7,271,099	7,218,498
Trading assets	3,814,598	3,243,185
Derivative financial instruments	5,454,205	6,471,203
Financial assets at fair value through profit or loss	1,680,454	1,785,684
Investment securities	22,616,719	24,239,656
Loans and advances	88,406,900	86,971,716
Investments in associates and joint ventures	647,710	619,814
Property, plant and equipment	2,574,377	2,496,497
Intangible assets	988,163	975,995
Other assets	3,522,374	3,485,123
Current tax assets	88,653	116,847
Deferred tax assets	118,992	117,500

Total assets	¥182,305,423	¥179,181,466

Loans and Advances

Our main operating activity is the lending business. We make loans and extend other types of credit principally to corporate and individual customers in Japan and to corporate and sovereign customers in foreign countries.

At September 30, 2015, our loans and advances were ¥88,406,900 million, or 48% of total assets, representing an increase of ¥1,435,184 million, or 2%, from ¥86,971,716 million at March 31, 2015. The increase in loans and advances was due to an increase in loans and advances to foreign customers reflecting our allocation of assets primarily to the United States and European countries. On the other hand, loans and advances to our domestic customers decreased primarily due to a decrease in loans to the public sector, which was partially offset by an increase in loans to domestic large corporations, supported by the improvement in corporate earnings and business sentiment.

Domestic

Through the Bank and other banking and non-bank subsidiaries, we make loans to a broad range of industrial, commercial and individual customers in Japan. The following table shows our outstanding loans and advances to customers whose domiciles are in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2015	At March 31, 2015
	(In millions)
Manufacturing	¥8,155,889	¥8,061,654
Agriculture, forestry, fisheries and mining	178,738	171,855
Construction	1,128,106	1,150,616
Transportation, communications and public enterprises	5,160,934	5,175,949
Wholesale and retail	5,612,417	5,664,385
Finance and insurance	3,008,528	2,869,967
Real estate and goods rental and leasing	8,991,611	8,766,724
Services	4,614,788	4,776,706
Municipalities	1,010,595	1,353,949
Lease financing	2,144,865	2,211,773
Consumer(1)	18,797,467	18,817,259
Others	2,850,143	3,211,240

Total domestic	¥61,654,081	¥62,232,077

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,938,432 million and ¥14,087,453 million at September 30, 2015 and March 31, 2015, respectively.

Foreign

The following table shows the outstanding loans and advances to our customers whose domiciles are not in Japan, classified by industry, before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net at the dates indicated.

	At September 30, 2015	At March 31, 2015
	(In millions)
Public sector	¥133,257	¥164,495
Financial institutions	4,287,587	3,880,655
Commerce and industry	21,421,767	20,010,729
Lease financing	348,551	308,128
Others	1,570,826	1,375,624

Total foreign	¥27,761,988	¥25,739,631

Allowance for Loan Losses

We calculate the allowance for loan losses using the latest assignment of obligor grades (our internal credit rating) and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

For the six months ended September 30, 2015, the allowance for loan losses slightly increased by ¥2,263 million, or 0.3%, from ¥793,552 million at the beginning of the period to ¥795,815 million at the end of the period. The balance of the allowance for loan losses increases when a provision for loan losses is recognized and decreases when charge-offs are recognized through the sales of loans and write-offs. As we recorded a provision for loan losses of ¥57,595 million which exceeded net charge-offs of ¥54,495 million for the six months ended September 30, 2015, the overall allowance for loan losses increased.

The provision for loan losses increased by ¥39,888 million from ¥17,707 million for the six months ended September 30, 2014 to ¥57,595 million for the six months ended September 30, 2015. Recent economic conditions and our consistent implementation of consultative actions tailored to our borrowers’ businesses and financial condition, such as supporting the development of operational improvement plans for borrowers, resulted in a reduction of the deterioration of our loan portfolio, and previously recognized allowance for loan losses of the Bank was reversed for the six months ended September 30, 2015. However, the amount of reversal decreased, and the provision for loan losses of the consumer finance segment increased, compared to that for the six months ended September 30, 2014.

Charge-offs decreased by ¥48,569 million from ¥108,143 million for the six months ended September 30, 2014 to ¥59,574 million for the six months ended September 30, 2015. The overall charge-offs of domestic loans and advances decreased by ¥51,489 million from ¥103,884 million for the six months ended September 30, 2014 to ¥52,395 million for the six months ended September 30, 2015, primarily due to a decrease in charge-offs related to customers from the real estate and goods rental and leasing industries. Charge-offs of foreign loans and advances increased by ¥2,920 million from ¥4,259 million for the six months ended September 30, 2014 to ¥7,179 million for the six months ended September 30, 2015.

The following table shows the analysis of our allowance for loan losses for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions)
Allowance for loan losses at beginning of period	¥793,552	¥950,665
Provision for loan losses	57,595	17,707
Charge-offs:
Domestic	52,395	103,884
Foreign	7,179	4,259

Total	59,574	108,143

Recoveries:
Domestic	4,875	4,954
Foreign	204	191

Total	5,079	5,145

Net charge-offs	54,495	102,998
Others(1)	(837)	1,988

Allowance for loan losses at end of period	¥795,815	¥867,362

(1)	Others mainly include foreign exchange translations for the six months ended September 30, 2015 and 2014.

Impaired Loans and Advances

A portion of the total domestic and foreign loans and advances consists of impaired loans and advances, which are comprised of “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances).” The loans and advances for which management has serious doubts about the ability of the borrowers to comply in the near future with the repayment terms are wholly included in impaired loans and advances.

“Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances)” comprise loans and advances to borrowers that are perceived to have a high risk of falling into bankruptcy, may not have been legally or formally declared bankrupt but are essentially bankrupt, or have been legally or formally declared bankrupt.

Loans classified as “past due three months or more (loans)” represent those loans that are three months or more past due as to principal or interest, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances).”

The category “restructured (loans)” comprises loans not included above for which the terms of the loans have been modified to grant concessions because of problems with the borrower.

“Other impaired (loans and advances)” represent impaired loans and advances, which are not included in “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” or “restructured (loans),” but for which information about credit problems cause management to classify them as impaired loans and advances.

The following table shows the distribution of impaired loans and advances by “potentially bankrupt, effectively bankrupt and bankrupt (loans and advances),” “past due three months or more (loans),” “restructured (loans),” and “other impaired (loans and advances)” at September 30, 2015 and March 31, 2015 by domicile and type of industry of the borrowers. At September 30, 2015, gross impaired loans and advances were ¥1,494,866 million, a decrease of ¥103,236 million from ¥1,598,102 million at March 31, 2015. The ratio of gross impaired loans and advances to outstanding loans and advances before deducting the allowance for loan losses, and adjusting unearned income, unamortized premiums-net and deferred loan fees-net was 1.7% at September 30, 2015, a decrease of 0.1 percentage points from 1.8% at March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Potentially bankrupt, effectively bankrupt and bankrupt (loans and advances):
Domestic:
Manufacturing	¥133,072	¥149,686
Agriculture, forestry, fisheries and mining	2,838	7,146
Construction	32,506	36,903
Transportation, communications and public enterprises	43,934	52,168
Wholesale and retail	146,344	156,753
Finance and insurance	9,034	9,551
Real estate and goods rental and leasing	165,210	198,714
Services	145,516	161,384
Lease financing	15,844	18,522
Consumer	232,858	223,464
Others	36,320	43,443

Total domestic	963,476	1,057,734

Foreign:
Public sector	31	14
Financial institutions	29	19,720
Commerce and industry	155,178	146,821
Lease financing	7,107	8,969
Others	7,001	6,152

Total foreign	169,346	181,676

Total	1,132,822	1,239,410

Past due three months or more (loans):
Domestic	23,207	23,586
Foreign	3,406	398

Total	26,613	23,984

Restructured (loans):
Domestic	150,308	144,628
Foreign	33,792	43,330

Total	184,100	187,958

Other impaired (loans and advances):
Domestic	145,802	140,858
Foreign	5,529	5,892

Total	151,331	146,750

Gross impaired loans and advances	1,494,866	1,598,102

Less: Allowance for loan losses for impaired loans and advances	(686,784)	(699,207)

Net impaired loans and advances	¥808,082	¥898,895

Investment Securities

Our investment securities, including available-for-sale financial assets and held-to-maturity investments, totaled ¥22,616,719 million at September 30, 2015, a decrease of ¥1,622,937 million, or 7%, from ¥24,239,656 million at March 31, 2015. The decrease in our investment securities was primarily due to a decrease in our holdings of available-for-sale foreign bonds and domestic equity instruments.

Our bond portfolio is principally held for asset and liability management purposes. Our bond portfolio mostly consisted of Japanese government bonds, U.S. Treasury securities and bonds issued by other governments and official institutions.

Our held-to-maturity investments amounted to ¥2,734,585 million at September 30, 2015, a decrease of ¥662,310 million, or 19%, from ¥3,396,895 million at March 31, 2015, primarily due to a decrease in Japanese government bonds, which are the principal components of our held-to-maturity investments portfolio.

Domestic available-for-sale financial assets included ¥10,216,399 million of domestic debt instruments at September 30, 2015, an increase of ¥542,699 million, or 6%, from ¥9,673,700 million at March 31, 2015. The increase was primarily due to an increase in our holdings of Japanese government bonds. As for our foreign available-for-sale financial assets, we had ¥3,932,541 million of debt instruments at September 30, 2015, a decrease of ¥807,207 million, or 17%, from ¥4,739,748 million at March 31, 2015. The decrease was primarily due to a decrease in our holdings of non-U.S. foreign government bonds and U.S. Treasury securities.

We had ¥5,018,019 million of domestic equity instruments and ¥715,175 million of foreign equity instruments at September 30, 2015. Our domestic equity instruments, which consisted principally of publicly traded Japanese stocks and included common and preferred stocks issued by our customers, decreased by ¥658,352 million, or 12%, from ¥5,676,371 million at March 31, 2015. Net unrealized gains on our domestic equity instruments decreased by ¥527,245 million, or 17%, from ¥3,031,726 million at March 31, 2015 to ¥2,504,481 million at September 30, 2015. The decrease was primarily due to a decline in the market prices of these stocks in a market environment where, as described in “Recent Developments—Operating Environment,” the Nikkei Stock Average dropped from ¥19,206.99 at March 31, 2015 to ¥17,388.15 at September 30, 2015. Net unrealized gains on our foreign equity instruments decreased by ¥36,341 million, or 11%, from ¥317,718 million at March 31, 2015 to ¥281,377 million at September 30, 2015.

We recognize the risks associated with our equity portfolio, owing to its volatility, and have been actively looking to minimize the negative effect of holding a large equity portfolio through economic hedging and derivative transactions.

We have no transactions pursuant to repurchase agreements, securities lending transactions or other transactions involving the transfer of financial assets with an obligation to repurchase such transferred assets that are treated as sales for accounting purposes.

The following tables show the amortized cost, gross unrealized gains and losses, and fair value of our investment securities, which were classified as held-to-maturity investments and available-for-sale financial assets at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,701,347	¥15,155	¥—	¥2,716,502
Japanese municipal bonds	26,550	56	—	26,606
Japanese corporate bonds	6,688	15	—	6,703

Total domestic	2,734,585	15,226	—	2,749,811

Foreign	—	—	—	—

Total	¥2,734,585	¥15,226	¥—	¥2,749,811

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,952,638	¥17,302	¥42	¥9,969,898
Japanese municipal bonds	35,257	186	12	35,431
Japanese corporate bonds	209,201	1,899	30	211,070

Total domestic debt instruments	10,197,096	19,387	84	10,216,399
Equity instruments	2,513,538	2,549,452	44,971	5,018,019

Total domestic	12,710,634	2,568,839	45,055	15,234,418

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,766,091	2,920	5,525	1,763,486
Bonds issued by other governments and official institutions	1,765,964	4,225	11,811	1,758,378
Mortgage-backed securities	240,911	123	2,102	238,932
Other debt instruments	171,092	1,196	543	171,745

Total foreign debt instruments	3,944,058	8,464	19,981	3,932,541
Equity instruments	433,798	296,647	15,270	715,175

Total foreign	4,377,856	305,111	35,251	4,647,716

Total	¥17,088,490	¥2,873,950	¥80,306	¥19,882,134

	At March 31, 2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥3,282,787	¥20,441	¥—	¥3,303,228
Japanese municipal bonds	67,843	222	—	68,065
Japanese corporate bonds	46,265	174	—	46,439

Total domestic	3,396,895	20,837	—	3,417,732

Foreign	—	—	—	—

Total	¥3,396,895	¥20,837	¥—	¥3,417,732

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,376,173	¥17,318	¥3,532	¥9,389,959
Japanese municipal bonds	51,882	281	13	52,150
Japanese corporate bonds	229,726	1,928	63	231,591

Total domestic debt instruments	9,657,781	19,527	3,608	9,673,700
Equity instruments	2,644,645	3,033,813	2,087	5,676,371

Total domestic	12,302,426	3,053,340	5,695	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	2,064,938	2,497	5,392	2,062,043
Bonds issued by other governments and official institutions	2,178,318	27,976	632	2,205,662
Mortgage-backed securities	257,277	231	408	257,100
Other debt instruments	213,815	1,621	493	214,943

Total foreign debt instruments	4,714,348	32,325	6,925	4,739,748
Equity instruments	435,224	317,801	83	752,942

Total foreign	5,149,572	350,126	7,008	5,492,690

Total	¥17,451,998	¥3,403,466	¥12,703	¥20,842,761

The following tables show the fair value and gross unrealized losses of our investment securities classified as available-for-sale financial assets, aggregated by the length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2015 and March 31, 2015. None of the available-for-sale equity instruments included in the tables has been in a continuous unrealized loss position for twelve months or more, since a significant or prolonged decline in the fair value of an equity instrument below its cost is considered to be an objective evidence of impairment and in such case the unrealized losses are reclassified from equity to profit or loss. Investment securities classified as held-to-maturity investments are not included in the tables since they were not in a gross unrealized loss position at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥100,870	¥42	¥—	¥—	¥100,870	¥42
Japanese municipal bonds	2,684	7	1,699	5	4,383	12
Japanese corporate bonds	26,974	29	1,499	1	28,473	30

Total domestic debt instruments	130,528	78	3,198	6	133,726	84
Equity instruments	523,817	44,971	—	—	523,817	44,971

Total domestic	654,345	45,049	3,198	6	657,543	45,055

Foreign:
U.S. Treasury and other U.S. government agency bonds	493,986	5,271	83,553	254	577,539	5,525
Bonds issued by other governments and official institutions	878,111	11,728	21,272	83	899,383	11,811
Mortgage-backed securities	210,878	1,701	11,371	401	222,249	2,102
Other debt instruments	15,272	95	1,670	448	16,942	543

Total foreign debt instruments	1,598,247	18,795	117,866	1,186	1,716,113	19,981
Equity instruments	201,488	15,270	—	—	201,488	15,270

Total foreign	1,799,735	34,065	117,866	1,186	1,917,601	35,251

Total	¥2,454,080	¥79,114	¥121,064	¥1,192	¥2,575,144	¥80,306

	At March 31, 2015
	Less than twelve months		Twelve months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(In millions)
Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥2,067,924	¥3,531	¥22	¥1	¥2,067,946	¥3,532
Japanese municipal bonds	1,550	8	1,476	5	3,026	13
Japanese corporate bonds	36,668	61	498	2	37,166	63

Total domestic debt instruments	2,106,142	3,600	1,996	8	2,108,138	3,608
Equity instruments	37,689	2,087	—	—	37,689	2,087

Total domestic	2,143,831	5,687	1,996	8	2,145,827	5,695

Foreign:
U.S. Treasury and other U.S. government agency bonds	387,664	2,535	441,641	2,857	829,305	5,392
Bonds issued by other governments and official institutions	633,935	604	23,507	28	657,442	632
Mortgage-backed securities	—	—	15,208	408	15,208	408
Other debt instruments	89,627	110	1,909	383	91,536	493

Total foreign debt instruments	1,111,226	3,249	482,265	3,676	1,593,491	6,925
Equity instruments	5,066	83	—	—	5,066	83

Total foreign	1,116,292	3,332	482,265	3,676	1,598,557	7,008

Total	¥3,260,123	¥9,019	¥484,261	¥3,684	¥3,744,384	¥12,703

Trading Assets

The following table shows our trading assets at September 30, 2015 and March 31, 2015. Our trading assets were ¥3,814,598 million at September 30, 2015, an increase of ¥571,413 million from ¥3,243,185 million at March 31, 2015. The increase was primarily due to an increase in our holdings of Japanese government bonds.

	At September 30, 2015	At March 31, 2015
	(In millions)
Debt instruments	¥3,393,562	¥2,618,593
Equity instruments	421,036	624,592

Total trading assets	¥3,814,598	¥3,243,185

Financial Assets at Fair Value Through Profit or Loss

The following table shows the fair value of our financial assets at fair value through profit or loss at September 30, 2015 and March 31, 2015. The fair value was ¥1,680,454 million at September 30, 2015, a decrease of ¥105,230 million from ¥1,785,684 million at March 31, 2015. The decrease was primarily due to a decrease in our holdings of equity instruments.

	At September 30, 2015	At March 31, 2015
	(In millions)
Debt instruments	¥1,652,103	¥1,654,259
Equity instruments	28,351	131,425

Total financial assets at fair value through profit or loss	¥1,680,454	¥1,785,684

Exposures to Selected European Countries

The following tables show exposures to Greece, Italy, Ireland, Portugal and Spain at September 30, 2015 and March 31, 2015. Our exposures to those countries consisted mainly of loans, trade financing, leases, guarantees and unused commitments to large corporations, and project finance transactions. All figures in this subsection are based on the data collected for our internal risk management purposes.

	At September 30, 2015
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥6.9	¥6.9
Italy	—	8.1	285.1	293.2
Ireland	—	4.0	245.6	249.6
Portugal	—	—	7.0	7.0
Spain	1.4	0.2	300.1	301.7

Total	¥1.4	¥12.3	¥844.7	¥858.4

	At March 31, 2015
	Sovereign	Financial institutions	Non-financial corporations	Total
	(In billions)
Greece	¥—	¥—	¥7.6	¥7.6
Italy	—	0.9	221.9	222.8
Ireland	—	—	236.0	236.0
Portugal	—	—	6.1	6.1
Spain	2.3	0.2	260.5	263.0

Total	¥2.3	¥1.1	¥732.1	¥735.5

Liabilities

Our total liabilities increased by ¥2,970,852 million from ¥168,160,616 million at March 31, 2015 to ¥171,131,468 million at September 30, 2015, primarily due to an increase in deposits.

The following table shows our liabilities at September 30, 2015 and March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Deposits	¥118,320,072	¥115,833,980
Call money and bills sold	6,218,629	5,873,124
Repurchase agreements and cash collateral on securities lent	9,339,109	8,820,083
Trading liabilities	2,297,062	2,193,400
Derivative financial instruments	5,547,424	6,739,787
Borrowings	11,339,489	11,217,052
Debt securities in issue	11,439,815	11,051,431
Provisions	164,752	207,624
Other liabilities	5,972,175	5,548,965
Current tax liabilities	111,712	111,365
Deferred tax liabilities	381,229	563,805

Total liabilities	¥171,131,468	¥168,160,616

Deposits

We offer a wide range of standard banking accounts through the offices of our banking subsidiaries in Japan, including non-interest-bearing demand deposits, interest-bearing demand deposits, deposits at notice, time deposits and negotiable certificates of deposit. Domestic deposits, approximately 80% of total deposits, are our principal source of funds for our domestic operations. The deposits in the domestic offices of our banking subsidiaries are principally from individuals and private corporations, with the balance from governmental bodies (including municipal authorities) and financial institutions.

The Bank’s foreign offices accept deposits mainly in U.S. dollars, but also in yen and other currencies, and are active participants in the Euro-currency market as well as the United States domestic money market. Foreign deposits mainly consist of stable types of deposits, such as deposits at notice, time deposits and negotiable certificates of deposit. These deposits typically pay interest determined with reference to market rates such as the London Interbank Offered Rate.

Our deposit balances at September 30, 2015 were ¥118,320,072 million, an increase of ¥2,486,092 million, or 2%, from ¥115,833,980 million at March 31, 2015, primarily due to increases in negotiable certificates of deposit at domestic offices and deposits at notice and negotiable certificates of deposit at foreign offices, reflecting our efforts to expand our foreign currency funding sources for overseas business development.

The following table shows a breakdown of our domestic and foreign offices’ deposits at September 30, 2015 and March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Domestic offices:
Non-interest-bearing demand deposits	¥15,278,603	¥15,387,795
Interest-bearing demand deposits	40,834,188	40,593,134
Deposits at notice	742,309	821,717
Time deposits	23,656,025	24,186,585
Negotiable certificates of deposit	6,839,563	5,705,862
Others	5,473,601	5,736,495

Total domestic offices	92,824,289	92,431,588

Foreign offices:
Non-interest-bearing demand deposits	946,794	862,698
Interest-bearing demand deposits	1,759,800	1,448,643
Deposits at notice	8,944,429	7,968,300
Time deposits	5,087,798	4,897,880
Negotiable certificates of deposit	8,629,445	8,120,036
Others	127,517	104,835

Total foreign offices	25,495,783	23,402,392

Total deposits	¥118,320,072	¥115,833,980

Borrowings

Borrowings include short-term borrowings, unsubordinated and subordinated long-term borrowings, liabilities associated with securitization transactions of our own assets, and lease obligations. At September 30, 2015, our borrowings were ¥11,339,489 million, an increase of ¥122,437 million, or 1%, from ¥11,217,052 million at March 31, 2015, primarily due to an increase in unsubordinated long-term borrowings, which was partially offset by a decrease in short-term borrowings.

At September 30, 2015, our short-term borrowings accounted for 38% of our total borrowings, and our long-term borrowings accounted for 52% of our total borrowings.

The following table shows the balances with respect to our borrowings at September 30, 2015 and March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Short-term borrowings	¥4,290,523	¥6,746,249
Long-term borrowings:
Unsubordinated	5,567,987	2,947,573
Subordinated	314,194	317,461
Liabilities associated with securitization transactions	1,058,809	1,103,929
Lease obligations	107,976	101,840

Total borrowings	¥11,339,489	¥11,217,052

For more information, see Note 12 “Borrowings” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of short- and long-term borrowings.

Debt Securities in Issue

Debt securities in issue at September 30, 2015 were ¥11,439,815 million, an increase of ¥388,384 million, or 4%, from ¥11,051,431 million at March 31, 2015, primarily due to increases in senior and subordinated bonds.

	At September 30, 2015	At March 31, 2015
	(In millions)
Commercial paper	¥4,782,717	¥4,813,902
Bonds	4,661,130	4,461,425
Subordinated bonds	1,995,968	1,776,104

Total debt securities in issue	¥11,439,815	¥11,051,431

For more information, see Note 13 “Debt Securities in Issue” to our consolidated financial statements included elsewhere in this report, which sets forth summaries of debt securities in issue.

Total Equity

Our total equity increased by ¥153,105 million from ¥11,020,850 million at March 31, 2015 to ¥11,173,955 million at September 30, 2015, primarily due to an increase in retained earnings, which mainly reflected our net profit, and the issuance of other equity instruments which consist of perpetual subordinated bonds qualified as Additional Tier 1 capital. The increase was partially offset by a decrease in other reserves, primarily due to a decrease in available-for-sale financial assets reserve reflecting a decline in market prices of domestic equity instruments.

	At September 30, 2015	At March 31, 2015
	(In millions)
Capital stock	¥2,337,896	¥2,337,896
Capital surplus	863,216	862,971
Retained earnings	3,889,763	3,554,688
Other reserves	2,272,304	2,759,084
Treasury stock	(175,345)	(175,261)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,187,834	9,339,378
Non-controlling interests	1,686,226	1,681,472
Equity attributable to other equity instruments holders	299,895	—

Total equity	¥11,173,955	¥11,020,850

Liquidity

We derive funding for our operations both from domestic and international sources. Our domestic funding is derived primarily from deposits placed with the Bank by its corporate and individual customers, and also from call money (inter-bank), bills sold (inter-bank promissory notes), repurchase agreements, borrowings, and negotiable certificates of deposit issued by the Bank to domestic and international customers. Our international sources of funds are principally from deposits from corporate customers and inter-bank market, negotiable certificates of deposit, commercial paper, and also from repurchase agreements and cash collateral on securities lent. We closely monitor maturity gaps and foreign exchange exposure in order to manage our liquidity profile.

As shown in the following table, total deposits increased by ¥2,486,092 million, or 2%, from ¥115,833,980 million at March 31, 2015 to ¥118,320,072 million at September 30, 2015. The balance of deposits at September 30, 2015 exceeded the balance of loans and advances by ¥29,913,172 million, primarily due to the stable deposit base in Japan. Our loan-to-deposit ratio (total loans and advances divided by total deposits) in the same period was 75%, which contributed greatly to the reduction of our liquidity risk. Our balances of large-denomination domestic yen time deposits are stable due to historically high rollover rate of our corporate customers and individual depositors.

	At September 30, 2015	At March 31, 2015
	(In millions)
Loans and advances	¥88,406,900	¥86,971,716
Deposits	118,320,072	115,833,980

We have invested the excess balance of deposits against loans and advances primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Bank’s Treasury Unit actively monitors the movement of interest rates and maturity profile of its bond portfolio as part of the Bank’s overall risk management. The bonds can be used to enhance liquidity. When needed, they can be used as collateral for call money or other money market funding or short-term borrowings from the BOJ.

Secondary sources of liquidity include short-term debts, such as call money, bills sold, and commercial paper issued at an inter-bank or other wholesale markets. We also issue long-term debts, including both senior and subordinated debts, as additional sources of liquidity. With short- and long-term debts, we can diversify our funding sources, effectively manage our funding costs and enhance our capital adequacy ratios when appropriate.

We source our funding in foreign currencies primarily from financial institutions, general corporations, and institutional investors, through short- and long-term financing. Even if we encounter declines in our credit quality or that of Japan in the future, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies, and pledge collateral to the U.S. Federal Reserve Bank.

We maintain management and control systems to support our ability to access liquidity on a stable and cost-effective basis.

We believe we are able to access such sources of liquidity on a stable and flexible basis by keeping credit ratings at a high level. The following table shows credit ratings assigned to SMFG by S&P and Fitch at December 31, 2015.

At December 31, 2015
S&P			Fitch
Long-term	Outlook	Short-term(1)	Long-term	Outlook	Short-term
A-	S	—	A	S	F1

(1)	On November 27, 2015, S&P affirmed its short-term issuer credit rating of “A-2” on SMFG and withdrew such rating at our request.

The following table shows credit ratings assigned to the Bank by S&P and Fitch at December 31, 2015.

At December 31, 2015
S&P			Fitch
Long-term	Outlook	Short-term	Long-term	Outlook	Short-term
A	S	A-1	A	S	F1

We are assigned credit ratings by major domestic and international credit rating agencies. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among rating agencies, credit ratings are generally based on information provided by us or independent sources, and can be influenced by the credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase our borrowing costs, reduce our access to the capital markets and otherwise negatively affect our ability to raise funds, which in turn could have a negative impact on our liquidity position.

Capital Management

With regard to capital management, we strictly abide by the capital adequacy guidelines set by the Financial Services Agency of Japan (“FSA”). Japan’s capital adequacy guidelines are based on the Basel Capital Accord, which was proposed by the BCBS for uniform application to all banks which have international operations in industrialized countries. Japan’s capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment. Our banking subsidiaries outside of Japan are also subject to the local capital ratio requirements.

Each figure for the FSA capital adequacy guidelines is calculated based on our financial statements prepared under Japanese GAAP.

The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach, the foundation internal rating-based (“IRB”) approach and the advanced IRB approach for credit risk, and the basic indicator approach, the standardized approach (“TSA”) and the advanced measurement approach (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

We and the Bank have adopted the advanced IRB approach since March 31, 2009 and the AMA since March 31, 2008.

In December 2010, the BCBS published the new Basel III rules text to implement the Basel III framework, which sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build-up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The main measures of the minimum capital requirements in the Basel III framework began on January 1, 2013 and will be fully applied from January 1, 2019.

These capital reforms increase the minimum common equity requirement from 2% to 4.5% and require banks to hold a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirement to 7%. The Tier 1 capital requirement will also be increased from 4% to 6%, resulting in a total requirement of 8.5% when combined with the above-mentioned conservation buffer. The total capital requirement remains at the existing level of 8% but also increases to 10.5% due to the capital conservation buffer. In addition, a countercyclical buffer within a range of 0% to 2.5% of common equity or other fully loss absorbing capital will be implemented according to national circumstances. The Group of Central Bank Governors and Heads of Supervision also agreed on transitional arrangements for implementing the new requirements.

To reflect the Basel III framework, the FSA changed its capital adequacy guidelines. Under the FSA capital adequacy guidelines, the new capital requirements are being phased in from March 31, 2013 through March 31, 2019. On March 31, 2013, the minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement were raised to 3.5% and 4.5%, respectively. The minimum Common Equity Tier 1 capital requirement and Tier 1 capital requirement rose to 4% and 5.5%, respectively on March 31, 2014, and rose to 4.5% and 6%, respectively on March 31, 2015. Meanwhile, the capital conservation buffer and countercyclical buffer, which are being phased in from January 1, 2016 under the Basel III accord have not yet been incorporated into the FSA capital adequacy guidelines.

In March 2015, the FSA published its leverage ratio guidelines which have been applied from March 31, 2015 to help ensure broad and adequate capture of both on- and off-balance sheet sources of leverage for internationally active banks. The FSA’s leverage ratio guidelines are based on the text of the leverage ratio framework and disclosure requirements issued by the BCBS in January 2014. Under the text of the leverage ratio framework, the BCBS indicated the minimum leverage ratio as 3% and have continued monitoring bank’s leverage ratio data in order to assess whether the design and calibration of a minimum leverage ratio of 3% is appropriate from January 1, 2013 to January 1, 2017. Any final adjustments to the definition and calibration of the leverage ratio will be made by the BCBS by 2017, with a view to migrate to a Pillar 1 (minimum capital requirement) treatment on January 1, 2018, based on appropriate review and calibration.

The table below presents our total risk-weighted capital ratio, total capital, risk-weighted assets and leverage ratio under Japanese GAAP at September 30, 2015 and March 31, 2015, based on the Basel III rules.

	At September 30, 2015	At March 31, 2015
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	17.79%	16.58%
Tier 1 risk-weighted capital ratio (consolidated)	13.78%	12.89%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	11.72%	11.30%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥11,632.4	¥10,965.9
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	9,011.9	8,528.6
Common Equity Tier 1 capital	7,662.6	7,476.5
Risk-weighted assets	65,364.6	66,136.8
The amount of minimum capital requirements	5,229.2	5,290.9

Leverage ratio	4.60%	4.45%

Common Equity Tier 1 capital consists primarily of capital stock, capital surplus and retained earnings relating to common shares, and minority interests that meet the criteria set forth in the FSA capital adequacy guidelines for inclusion in Common Equity Tier 1 capital.

Minority interests arising from the issue of common shares by a fully consolidated subsidiary of a bank may receive recognition in Common Equity Tier 1 capital only if: (1) the instrument giving rise to the minority interest would, if issued by the bank, meet all of the criteria set forth in the FSA capital adequacy guidelines for classification as common shares for regulatory capital purposes; and (2) the subsidiary that issued the instrument is itself a bank or other financial institution subject to similar capital adequacy guidelines.

Minority interests that will no longer qualify as Common Equity Tier 1 capital, additional Tier 1 capital, or Tier 2 capital under Basel III are being phased out beginning March 31, 2014 by increments of 20% and will be fully phased out by March 31, 2018.

Regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investment in the common equity capital of banking, financial and insurance entities and defined benefit pension fund assets and liabilities are to be applied mainly to the calculation of Common Equity Tier 1 capital in the form of a deduction. Such regulatory adjustments are being phased in from March 31, 2014 through March 31, 2018.

Additional Tier 1 capital consists primarily of preferred securities and perpetual subordinated bonds.

Tier 2 capital consists primarily of subordinated debt securities.

Capital instruments such as preferred securities and subordinated debt issued on or after March 31, 2013 must meet the new requirements to be included in regulatory capital. Capital instruments issued prior to March 31, 2013 that do not meet the requirements set forth in the FSA capital adequacy guidelines no longer qualify as additional Tier 1 or Tier 2 capital. However, if those capital instruments meet the requirements for transitional arrangements set forth in such guidelines, they can qualify as additional Tier 1 or Tier 2 capital during the phase-out period beginning March 31, 2013. The remaining balance of those non-qualifying capital instruments recognized as additional Tier 1 or Tier 2 capital will be reduced in annual 10% increments and be fully phased out by March 31, 2022.

At September 30, 2015, our consolidated total capital was ¥11,632 billion, Tier 1 capital was ¥9,012 billion, and Common Equity Tier 1 capital was ¥7,663 billion. Our total risk-weighted assets at September 30, 2015 were ¥65,365 billion.

On a consolidated basis, our total risk-weighted capital ratio was 17.79% at September 30, 2015 compared to 16.58% at March 31, 2015, Tier 1 risk-weighted capital ratio was 13.78% at September 30, 2015 compared to 12.89% at March 31, 2015, Common Equity Tier 1 risk-weighted capital ratio was 11.72% at September 30, 2015 compared to 11.30% at March 31, 2015 and leverage ratio was 4.60% at September 30, 2015 compared to 4.45% at March 31, 2015.

Our capital position and the Bank’s capital position depend in part on the fair market value of our investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. At March 31, 2013, unrealized gains and losses were counted as Tier 2 capital and Additional Tier 1 capital, respectively, but started to be counted as Common Equity Tier 1 capital from March 31, 2014 by increments of 20% and will be fully counted as Common Equity Tier 1 capital from March 31, 2018. Since our other securities (including money held in trust) with a readily ascertainable market value included unrealized gains and losses, substantial fluctuations in the Japanese stock markets may affect our capital position and the capital position of the Bank.

In addition, our capital position and the Bank’s capital position would be negatively affected if deferred tax assets cannot be recognized. Under guidelines issued by the Japanese Institute of Certified Public Accountants, a company will lose its ability to recognize deferred tax assets if, in principle, it has substantial amounts of negative annual taxable income for each of three consecutive years or more and is expected to have significant negative taxable income in the following fiscal year.

Set forth below are tables of risk-weighted capital ratios and leverage ratio of the Bank at September 30, 2015 and March 31, 2015 on a consolidated and nonconsolidated basis.

	At September 30, 2015	At March 31, 2015
	(In billions, except percentages)
Total risk-weighted capital ratio (consolidated)	19.00%	17.93%
Tier 1 risk-weighted capital ratio (consolidated)	14.64%	13.91%
Common Equity Tier 1 risk-weighted capital ratio (consolidated)	12.82%	12.61%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,900.9	¥10,449.2
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	8,402.2	8,111.7
Common Equity Tier 1 capital	7,355.8	7,352.0
Risk-weighted assets	57,372.0	58,277.1
The amount of minimum capital requirements	4,589.8	4,662.2

Leverage ratio	4.43%	4.37%

	At September 30, 2015	At March 31, 2015
	(In billions, except percentages)
Total risk-weighted capital ratio (nonconsolidated)	20.14%	18.89%
Tier 1 risk-weighted capital ratio (nonconsolidated)	15.10%	14.26%
Common Equity Tier 1 risk-weighted capital ratio (nonconsolidated)	13.01%	12.80%
Total capital (Common Equity Tier 1 capital + Additional Tier 1 capital + Tier 2 capital)	¥10,047.6	¥9,682.5
Tier 1 capital (Common Equity Tier 1 capital + Additional Tier 1 capital)	7,538.1	7,309.1
Common Equity Tier 1 capital	6,495.1	6,559.2
Risk-weighted assets	49,888.4	51,232.8
The amount of minimum capital requirements	3,991.1	4,098.6

Our securities subsidiaries in Japan, SMBC Nikko Securities and SMBC Friend Securities, are also subject to capital adequacy requirements under the Financial Instruments and Exchange Act of Japan. At September 30, 2015, the capital adequacy ratios were 439.1% for SMBC Nikko Securities and 1,024.0% for SMBC Friend Securities, and sufficiently above the 140%, below which level they would be required to file daily reports with the Commissioner of the FSA.

Off-Balance Sheet Arrangements

To meet our customers’ financing needs, we engage in various types of off-balance sheet arrangements in the ordinary course of business.

Our arrangements include loan commitments, financial guarantees and other credit-related contingent liabilities. Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2015 and March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Loan commitments	¥55,762,934	¥53,665,583
Financial guarantees and other credit-related contingent liabilities	7,064,512	7,076,536

Total	¥62,827,446	¥60,742,119

The nominal amounts of these off-balance sheet instruments generally represent the maximum potential amounts of future payments without consideration of possible recoveries under recourse provisions or from collateral held. For example, since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which we can reject an application from customers or reduce the contract amounts in cases where economic conditions change, we need to secure claims, or some other significant event occurs. In addition, we may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when the need arises and securing claims after the contracts are made. We regularly review the credit quality of the customer based on our risk management system.

In addition to the above-mentioned off-balance sheet arrangements, some of the Group’s off-balance sheet arrangements are related to activities of structured entities. For further information, see Note 22 “Structured Entities” to our consolidated financial statements included elsewhere in this report.

FINANCIAL RISK MANAGEMENT

Risk Management System

Our risk management system is described in the “Quantitative and Qualitative Information about Risk Management” section within Item 11, “Quantitative and Qualitative Disclosures about Credit, Market and Other Risk,” of our annual report on Form 20-F for the fiscal year ended March 31, 2015. There were no material changes in our risk management system for the six months ended September 30, 2015.

Credit Risk

Our credit risk management system is described in the “Credit Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2015. There were no material changes in our credit risk management system for the six months ended September 30, 2015.

Market Risk

Our market risk management system is described in the “Market Risk and Liquidity Risk” section within Item 11 of our annual report on Form 20-F for the fiscal year ended March 31, 2015.

Our market risk can be divided into various factors: interest rates, foreign exchange rates, equity prices and option risks. We manage each of these risks by employing the value at risk (“VaR”) method as well as supplemental indicators suitable for managing each risk, such as the basis point value (“BPV”).

VaR is the largest predicted loss that is possible given a fixed confidence interval. For example, our VaR indicates the largest loss that is possible for a holding period of one day and a confidence interval of 99.0%. BPV is the amount of change in assessed value as a result of a one-basis-point (0.01%) movement in interest rates.

The principal Group companies’ internal VaR model makes use of historical data to prepare scenarios for market fluctuations and, by conducting simulations of gains and losses on a net position basis, the model estimates the maximum losses that may occur. The VaR calculation method that we employ for both trading and non-trading activities is based mainly on the following:

•	the historical simulation method;

•	a one-sided confidence interval of 99.0%;

•	a one-day holding period (a one-year holding period for strategic equity investment portfolio); and

•	an observation period of four years (ten years for the strategic equity investment portfolio).

VaR Summary

VaR for Trading Activities

The aggregate VaR for our total trading activities at September 30, 2015 was ¥15.6 billion, an insignificant change from ¥14.5 billion at March 31, 2015.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2015:
SMBC Consolidated
Maximum	¥13.0	¥2.9	¥3.1	¥1.3	¥17.4
Minimum	6.3	0.3	0.5	0.8	8.6
Daily average	9.7	1.2	1.4	1.0	12.4
At September 30, 2015	12.4	1.1	1.0	1.2	14.9
At March 31, 2015	6.5	1.3	5.9	1.0	13.8

SMFG Consolidated
Maximum	¥13.7	¥2.9	¥3.4	¥1.3	¥18.4
Minimum	7.0	0.3	0.7	0.8	9.6
Daily average	10.4	1.2	1.6	1.0	13.3
At September 30, 2015	13.0	1.1	1.1	1.2	15.6
At March 31, 2015	7.2	1.3	6.0	1.0	14.5

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the trading book. For certain subsidiaries, we employ the standardized method and/or the historical simulation method for the VaR calculation method.

VaR for Non-Trading Activities

• Banking

The aggregate VaR for our total banking activities at September 30, 2015 was ¥40.4 billion, an insignificant change from ¥39.0 billion at March 31, 2015.

	Interest rate risk	Foreign exchange risk	Equities and commodities risk	Others	Total(1)
	(In billions)
For the six months ended September 30, 2015:
SMBC Consolidated
Maximum	¥25.3	¥0.0	¥32.1	¥0.0	¥44.5
Minimum	15.0	0.0	24.0	0.0	33.3
Daily average	20.1	0.0	28.3	0.0	38.6
At September 30, 2015	20.3	0.0	28.9	0.0	39.5
At March 31, 2015	16.8	0.0	31.0	0.0	37.8

SMFG Consolidated
Maximum	¥26.5	¥0.0	¥32.2	¥0.0	¥45.7
Minimum	16.1	0.0	24.0	0.0	34.4
Daily average	21.1	0.0	28.4	0.0	39.7
At September 30, 2015	21.1	0.0	28.9	0.0	40.4
At March 31, 2015	18.0	0.0	31.1	0.0	39.0

(1)	Total for “Maximum,” “Minimum” and “Daily average” represent the maximum, minimum and daily average of the total of the banking book.

• Strategic Equity Investment

The aggregate VaR for our strategic equity investment at September 30, 2015 was ¥1,394.0 billion, a decrease from ¥1,447.7 billion at March 31, 2015 primarily due to a decrease in the fair value of the strategic equity investment portfolio.

Equities risk
(In billions)
For the six months ended September 30, 2015:
SMBC Consolidated
Maximum	¥1,529.5
Minimum	1,229.8
Daily average	1,437.0
At September 30, 2015	1,258.5
At March 31, 2015	1,400.5

SMFG Consolidated
Maximum	¥1,677.1
Minimum	1,362.3
Daily average	1,580.8
At September 30, 2015	1,394.0
At March 31, 2015	1,447.7

Back-testing

The relationship between the VaR calculated with the model and the profit and loss data is back-tested periodically. There were no significant excess losses in the back-testing results including the trading accounts.

Stress Tests

To prepare for unexpected market swings, the Bank performs stress tests on a monthly basis based on various scenarios.

Outlier Ratio

In the event the economic value of a bank declines by more than 20% of total capital as a result of interest rate shocks, that bank would fall into the category of “outlier bank,” as stipulated under Pillar 2 of the Basel Capital Accord. This ratio, known as the outlier ratio, was 1.5% for the Bank on a consolidated basis at September 30, 2015, substantially below the 20% criterion. The decline in economic value based on outlier framework of the Bank on a consolidated basis is shown in the following table.

	At September 30, 2015	At March 31, 2015
	(In billions, except percentages)
SMBC Consolidated
Total	¥166.0	¥132.6
Impact of yen interest rates	35.6	21.2
Impact of U.S. dollar interest rates	87.4	57.4
Impact of euro interest rates	21.3	25.5
Percentage of total capital	1.5%	1.3%

Note:	Decline in economic value is the decline of the present value of a banking portfolio after interest rate shocks (1st and 99th percentile of observed interest rate changes using a one-year holding period and an observation period of five years).

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Financial Position (Unaudited)

	Note	At September 30, 2015	At March 31, 2015
		(In millions)
Assets:
Cash and deposits with banks		¥43,744,530	¥40,112,783
Call loans and bills bought		1,376,649	1,326,965
Reverse repurchase agreements and cash collateral on securities borrowed		7,271,099	7,218,498
Trading assets	5	3,814,598	3,243,185
Derivative financial instruments	6	5,454,205	6,471,203
Financial assets at fair value through profit or loss	7	1,680,454	1,785,684
Investment securities	8	22,616,719	24,239,656
Loans and advances	9	88,406,900	86,971,716
Investments in associates and joint ventures		647,710	619,814
Property, plant and equipment		2,574,377	2,496,497
Intangible assets		988,163	975,995
Other assets		3,522,374	3,485,123
Current tax assets		88,653	116,847
Deferred tax assets		118,992	117,500

Total assets		¥182,305,423	¥179,181,466

Liabilities:
Deposits	10	¥118,320,072	¥115,833,980
Call money and bills sold		6,218,629	5,873,124
Repurchase agreements and cash collateral on securities lent		9,339,109	8,820,083
Trading liabilities	11	2,297,062	2,193,400
Derivative financial instruments	6	5,547,424	6,739,787
Borrowings	12	11,339,489	11,217,052
Debt securities in issue	13	11,439,815	11,051,431
Provisions	14	164,752	207,624
Other liabilities		5,972,175	5,548,965
Current tax liabilities		111,712	111,365
Deferred tax liabilities		381,229	563,805

Total liabilities		171,131,468	168,160,616

Equity:
Capital stock	15	2,337,896	2,337,896
Capital surplus		863,216	862,971
Retained earnings		3,889,763	3,554,688
Other reserves		2,272,304	2,759,084
Treasury stock	15	(175,345)	(175,261)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.		9,187,834	9,339,378
Non-controlling interests	16	1,686,226	1,681,472
Equity attributable to other equity instruments holders	16	299,895	—

Total equity		11,173,955	11,020,850

Total equity and liabilities		¥182,305,423	¥179,181,466

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Income Statement (Unaudited)

		For the six months ended September 30,
	Note	2015	2014
		(In millions, except per share data)
Interest income		¥919,910	¥875,491
Interest expense		208,923	174,811

Net interest income		710,987	700,680

Fee and commission income		509,064	476,927
Fee and commission expense		71,199	69,057

Net fee and commission income		437,865	407,870

Net trading income		162,980	75,980
Net income (loss) from financial assets at fair value through profit or loss		(409)	15,502
Net investment income		218,233	201,635
Other income		209,427	157,613

Total operating income		1,739,083	1,559,280

Impairment charges on financial assets	17	67,280	20,933

Net operating income		1,671,803	1,538,347

General and administrative expenses		840,045	790,640
Other expenses		162,994	134,142

Operating expenses		1,003,039	924,782

Share of post-tax profit of associates and joint ventures		17,112	12,084

Profit before tax		685,876	625,649

Income tax expense		189,507	178,783

Net profit		¥496,369	¥446,866

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.		¥444,452	¥390,728
Non-controlling interests		51,917	56,138

Earnings per share:
Basic	18	¥325.07	¥285.77
Diluted	18	324.86	285.61

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income (Unaudited)

	For the six months ended September 30,
	2015	2014
	(In millions)
Net profit	¥496,369	¥446,866

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	(75,100)	90,830
Share of other comprehensive income (loss) of associates and joint ventures	52	65
Income tax relating to items that will not be reclassified	23,687	(32,260)

Total items that will not be reclassified to profit or loss, net of tax	(51,361)	58,635

Items that may be reclassified subsequently to profit or loss:
Available-for-sale financial assets:
Gains (losses) arising during the period, before tax	(455,598)	540,465
Reclassification adjustments for (gains) losses included in net profit, before tax	(141,607)	(141,810)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(26,194)	76,973
Reclassification adjustments for losses (gains) included in net profit, before tax	8	—
Share of other comprehensive income (loss) of associates and joint ventures	(11,237)	(2,210)
Income tax relating to items that may be reclassified	194,741	(147,687)

Total items that may be reclassified subsequently to profit or loss, net of tax	(439,887)	325,731

Other comprehensive income (loss), net of tax	(491,248)	384,366

Total comprehensive income	¥5,121	¥831,232

Total comprehensive income attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥(42,328)	¥750,281
Non-controlling interests	47,449	80,951

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Equity (Unaudited)

	Capital stock	Capital surplus	Retained earnings	Remeasure- ments of defined benefit plans	Available- for sale financial assets	Exchange differences on translating foreign operations	Treasury stock	Equity attributable to SMFG’s shareholders	Non- controlling interests	Equity attributable to other equity instruments holders	Total equity
	(In millions)
Balance at April 1, 2014	¥2,337,896	¥862,518	¥3,112,571	¥(1,982)	¥1,397,450	¥151,358	¥(175,115)	¥7,684,696	¥1,730,494	¥—	¥9,415,190

Comprehensive income:
Net profit	—	—	390,728	—	—	—	—	390,728	56,138	—	446,866
Other comprehensive income	—	—	—	58,071	251,263	50,219	—	359,553	24,813	—	384,366

Total comprehensive income	—	—	390,728	58,071	251,263	50,219	—	750,281	80,951	—	831,232

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	(31,689)	—	(31,689)
Transaction with non-controlling interest shareholders	—	—	(1,263)	—	—	—	—	(1,263)	(540)	—	(1,803)
Dividends to shareholders	—	—	(88,873)	—	—	—	—	(88,873)	(41,934)	—	(130,807)
Purchase of treasury stock	—	—	—	—	—	—	(71)	(71)	—	—	(71)
Sale of treasury stock	—	—	—	—	—	—	6	6	—	—	6
Gains on sale of treasury stock	—	2	—	—	—	—	—	2	—	—	2
Others	—	230	—	—	—	—	—	230	—	—	230

Balance at September 30, 2014	¥2,337,896	¥862,750	¥3,413,163	¥56,089	¥1,648,713	¥201,577	¥(175,180)	¥8,345,008	¥1,737,282	¥—	¥10,082,290

Balance at April 1, 2015	¥2,337,896	¥862,971	¥3,554,688	¥120,316	¥2,234,636	¥404,132	¥(175,261)	¥9,339,378	¥1,681,472	¥—	¥11,020,850

Comprehensive income:
Net profit	—	—	444,452	—	—	—	—	444,452	51,917	—	496,369
Other comprehensive loss	—	—	—	(50,464)	(401,272)	(35,044)	—	(486,780)	(4,468)	—	(491,248)

Total comprehensive income	—	—	444,452	(50,464)	(401,272)	(35,044)	—	(42,328)	47,449	—	5,121

Acquisition and disposal of subsidiaries-net	—	—	—	—	—	—	—	—	6	—	6
Transaction with non-controlling interest shareholders	—	—	2	—	—	—	—	2	19	—	21
Dividends to shareholders	—	—	(109,379)	—	—	—	—	(109,379)	(42,720)	—	(152,099)
Issuance of other equity instruments	—	—	—	—	—	—	—	—	—	299,895	299,895
Purchase of treasury stock	—	—	—	—	—	—	(113)	(113)	—	—	(113)
Sale of treasury stock	—	—	—	—	—	—	29	29	—	—	29
Gains on sale of treasury stock	—	(8)	—	—	—	—	—	(8)	—	—	(8)
Others	—	253	—	—	—	—	—	253	—	—	253

Balance at September 30, 2015	¥2,337,896	¥863,216	¥3,889,763	¥69,852	¥1,833,364	¥369,088	¥(175,345)	¥9,187,834	¥1,686,226	¥299,895	¥11,173,955

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows (Unaudited)

	For the six months ended September 30,
	2015	2014
	(In millions)
Operating Activities:
Profit before tax	¥685,876	¥625,649
Adjustments for:
Gains on financial assets at fair value through profit or loss and investment securities	(147,242)	(157,450)
Foreign exchange gains	(46,215)	(320,490)
Provision for loan losses	57,595	17,707
Depreciation and amortization	122,000	116,005
Share of post-tax profit of associates and joint ventures	(17,112)	(12,084)
Net changes in assets and liabilities:
Net increase of term deposits with original maturities over three months	(139,608)	(269,208)
Net (increase) decrease of call loans and bills bought	(72,566)	25,523
Net increase of reverse repurchase agreements and cash collateral on securities borrowed	(42,546)	(1,931,962)
Net increase of loans and advances	(1,534,070)	(2,592,153)
Net change of trading assets and liabilities, and derivative financial instruments	(642,820)	(199,374)
Net increase of deposits	2,553,639	2,128,333
Net increase of call money and bills sold	362,118	282,686
Net increase of repurchase agreements and cash collateral on securities lent	507,951	2,285,338
Net increase of other unsubordinated borrowings and debt securities in issue	280,952	2,238,795
Income taxes paid—net	(129,740)	(187,525)
Other operating activities—net	584,086	(338,146)

Net cash and cash equivalents provided by operating activities	2,382,298	1,711,644

Investing Activities:
Purchases of financial assets at fair value through profit or loss and available-for-sale financial assets	(10,540,388)	(16,855,691)
Proceeds from sale of financial assets at fair value through profit or loss and available-for-sale financial assets	9,043,785	14,826,704
Proceeds from maturities of financial assets at fair value through profit or loss and available-for-sale financial assets	1,811,007	3,052,598
Proceeds from maturities of held-to-maturity investments	661,327	504,741
Acquisitions of the subsidiaries, net of cash and cash equivalents acquired	—	(58)
Investments in associates and joint ventures	(9,424)	—
Proceeds from sale of investments in associates and joint ventures	349	3,928
Purchases of property, plant and equipment and investment properties	(218,849)	(229,334)
Purchases of intangible assets	(75,099)	(67,607)
Proceeds from sale of property, plant and equipment, investment properties and intangible assets	55,578	28,866
Other investing activities—net	6,698	(65,176)

Net cash and cash equivalents provided by investing activities	734,984	1,198,971

Financing Activities:
Proceeds from issuance of subordinated borrowings	8,000	—
Redemption of subordinated borrowings	(11,250)	(5,000)
Proceeds from issuance of subordinated bonds	276,159	307,851
Redemption of subordinated bonds	(60,611)	(185,643)
Proceeds from issuance of other equity instruments	299,895	—
Dividends paid to shareholders of Sumitomo Mitsui Financial Group, Inc.	(109,373)	(88,840)
Dividends paid to non-controlling interest shareholders	(42,912)	(41,955)
Purchase of treasury stock and proceeds from sale of treasury stock—net	(92)	(63)
Transactions with non-controlling interest shareholders—net	94	(1,834)

Net cash and cash equivalents provided by (used in) financing activities	359,910	(15,484)

Effect of exchange rate changes on cash and cash equivalents	14,947	307,964

Net increase of cash and cash equivalents	3,492,139	3,203,095
Cash and cash equivalents at beginning of period	39,108,757	32,198,245

Cash and cash equivalents at end of period	¥42,600,896	¥35,401,340

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received	¥991,266	¥934,793
Interest paid	199,476	157,493

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1	GENERAL INFORMATION

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002, as a holding company for Sumitomo Mitsui Banking Corporation (“SMBC”) and its subsidiaries through a statutory share transfer (kabushiki-iten) of all of the outstanding equity securities of SMBC in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan (“Companies Act”). Upon the formation of SMFG and the completion of the statutory share transfer, SMBC became a direct, wholly owned subsidiary of SMFG. SMFG has a primary listing on the Tokyo Stock Exchange (First Section), with further listings on the Nagoya Stock Exchange (First Section). SMFG’s American Depositary Shares are listed on the New York Stock Exchange.

SMFG and its subsidiaries (the “SMFG Group”) offer a diverse range of financial services, including commercial banking, leasing, securities, consumer finance and other services.

The accompanying consolidated financial statements have been authorized for issue by the Management Committee on January 21, 2016.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The interim consolidated financial statements of the SMFG Group have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements should be read in conjunction with the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.

Significant Accounting Policies

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2015.

For the six months ended September 30, 2015, a number of amendments to standards have become effective; however, they have not resulted in any material impact on the SMFG Group’s interim consolidated financial statements.

Recent Accounting Pronouncements

The SMFG Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

In May 2014, the IASB published amendments to IFRS 11 “Joint Arrangements,” which provides new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments require the acquirer in such acquisitions to apply all of the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except for those principles that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)

In May 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

In June 2014, the IASB published amendments to IAS 16 and IAS 41 “Agriculture” to change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The amendments require bearer plants to be accounted for in the same way as property, plant and equipment, and include them within the scope of IAS 16 instead of IAS 41. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

In August 2014, the IASB published the narrow-scope amendments to IAS 27 “Separate Financial Statements” to allow an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the SMFG Group’s consolidated financial statements.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective date will be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Annual Improvements to IFRSs 2012-2014 Cycle

In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which is a collection of amendments to four IFRSs. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

Disclosure Initiative (Amendments to IAS 1)

In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are designed to encourage entities to apply professional judgment in determining what information to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016.

Investment Entities: Applying the Consolidated Exception (Amendments to IFRS 10, IFRS 12 and IAS 28)

In December 2014, the IASB issued narrow-scope amendments to IFRS 10, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 28 to introduce minor clarifications to the requirements when accounting for investment entities. The amendments also provide relief in particular circumstances, which will reduce the costs of applying the standards. The amendments are effective for annual periods beginning on or after January 1, 2016. The SMFG Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 9 “Financial Instruments”

In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39 “Financial Instruments: Recognition and Measurement.” The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting:

Classification and measurement. The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL. The standard also requires financial assets that contain embedded derivatives to be classified in their entirety rather than being subject to bifurcation requirements. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.

Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. An expected credit loss model will result in the recognition of impairment losses earlier than an incurred loss model.

Hedge Accounting. The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.

The standard is effective for annual periods beginning on or after January 1, 2018. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

IFRS 16 “Leases”

In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The SMFG Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The consolidated financial statements are influenced by estimates and management judgments, which necessarily have to be made in the course of preparation of the consolidated financial statements. Estimates and judgments are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, and which are continually evaluated. These critical accounting estimates and judgments are described in Note 3 “Critical Accounting Estimates and Judgments” of the SMFG Group’s consolidated financial statements for the fiscal year ended March 31, 2015.

4	SEGMENT ANALYSIS

Business Segments

The SMFG Group’s business segment information is prepared based on the internal reporting system utilized by management to assess the performance of its business segments.

The SMFG Group has four main business segments: Commercial Banking, Leasing, Securities, and Consumer Finance, with the remaining operations recorded in Others.

The business segment information covers SMBC, which accounts for the major portion of the SMFG Group’s total assets and revenue, in Commercial Banking, Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”) in Leasing, SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and SMBC Friend Securities Co., Ltd. (“SMBC Friend Securities”) in Securities, and Sumitomo Mitsui Card Company, Limited (“Sumitomo Mitsui Card”), Cedyna Financial Corporation (“Cedyna”) and SMBC Consumer Finance Co., Ltd. (“SMBC Consumer Finance”) in Consumer Finance.

Commercial Banking

SMBC represents the majority of the Commercial Banking segment, and the remainder includes domestic banking subsidiaries, such as SMBC Trust Bank Ltd. (“SMBC Trust Bank”), Kansai Urban Banking Corporation (“KUBC”) and THE MINATO BANK, LTD. (“The Minato Bank”), as well as foreign subsidiaries, such as Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC Europe”), Sumitomo Mitsui Banking Corporation (China) Limited (“SMBC (China)”), and Manufacturers Bank. Since SMBC has a significant impact on the overall performance of the SMFG Group, its performance is reported to management in more detail by dividing it into four business units by customer market: the Wholesale Banking Unit, the Retail Banking Unit, the International Banking Unit and the Treasury Unit. In addition to the four business units, SMBC also has several cross-sectional units and divisions, including the Investment Banking Unit, the Corporate Advisory Division, the Private Advisory Division and the Transaction Business Division. The revenues and expenses of these units and divisions are generally allocated to each business unit.

SMBC’s Wholesale Banking Unit

SMBC’s Wholesale Banking Unit aims to offer business solutions for the increasingly complex and diverse management issues that are faced by large Japanese corporations, including listed companies and mid-sized companies, and, together with certain of the SMFG Group companies, provides a wide range of financial products and services targeting those corporations and companies, through its sales channels. The financial products and services that this business unit provides include deposits, loans including syndicated loans, commitment lines, structured finance and nonrecourse loans, settlement services, cash management, leasing, factoring, management information systems consulting, collection and investment banking services.

SMBC’s Retail Banking Unit

SMBC’s Retail Banking Unit provides financial services to both consumers residing in Japan and domestic small-sized companies. For consumers, this business unit offers a wide range of financial services including personal bank accounts, housing loans, investment trusts, pension-type insurance products and life insurance products. For small-sized companies, this business unit provides a wide array of financial products and services to comprehensively address in the same place business owners’ needs as both corporate managers and individuals such as business and asset succession.

SMBC’s International Banking Unit

SMBC’s International Banking Unit mainly supports companies, financial institutions, sovereign/ quasi-sovereign entities outside Japan, and multinational companies operating in Japan. This business unit has branches in the Americas, Europe and Middle East, and Asia and Oceania regions, forming a global network. This business unit provides a variety of tailored products and services including loans, deposits, clearing services, trade finance, project finance, loan syndication and global cash management services.

SMBC’s Treasury Unit

SMBC’s Treasury Unit operates in the domestic and international money, foreign exchange, securities and derivatives markets to serve customer needs and SMBC’s own asset liability management requirements. To further expand SMBC’s customer base, this business unit also seeks to provide specialized solutions and enhance customer service capabilities in market transactions through providing a variety of products from traditional money and foreign exchange transactions to derivative transactions.

SMBC’s Others

SMBC’s Others represents the difference between the aggregate of SMBC’s four business units and SMBC as a whole. SMBC’s Others includes the profit and loss amounts related to the Corporate Staff Unit, the Corporate Services Unit, the Compliance Unit, the Risk Management Unit and the Internal Audit Unit, which do not belong to any of the four business units. Those amounts mainly consist of administrative expenses related to the headquarters operations and profit or loss on the activities related to capital management.

Leasing

Leasing mainly consists of SMFL, SMBC Leasing and Finance, Inc., a U.S. subsidiary, and Sumitomo Mitsui Auto Service Company Limited, an associate of the SMFG Group. SMFL is one of the major leasing companies in Japan and provides a variety of leasing services such as equipment leases, operating leases, leveraged leases and aircraft operating leases.

Securities

Securities mainly consists of SMBC Nikko Securities and SMBC Friend Securities. SMBC Nikko Securities is one of the major Japanese securities brokers and offers a wide range of financial products, investment consultation and administration services to its individual and corporate customers in Japan. For individual customers, SMBC Nikko Securities provides consulting services to meet diversified asset management needs, and an online trading tool. For corporate customers, it offers trading capabilities and financial products, debt and equity underwriting, and M&A advisory services, mainly in Japan. SMBC Friend Securities is a full-line securities company focusing on retail business in Japan.

Consumer Finance

Consumer Finance mainly consists of Sumitomo Mitsui Card, Cedyna and SMBC Consumer Finance. Sumitomo Mitsui Card is a leading company in the domestic credit card industry, having introduced the Visa brand into the Japanese market. Sumitomo Mitsui Card conducts a comprehensive credit card business and offers a variety of settlement and financing services. Cedyna conducts credit card, installment (such as shopping credit and automobile loan) and solution (such as collection and factoring) businesses. SMBC Consumer Finance provides consumer loans that consist mainly of unsecured loans to individuals, and engages in other business including a loan guarantee business.

SMFG’s Others

SMFG’s Others represents the difference between the aggregate of Commercial Banking, Leasing, Securities, and Consumer Finance segments, and the SMFG Group as a whole. It mainly consists of profit or loss from SMFG on a stand-alone basis, other subsidiaries and equity-method associates, including The Japan Research Institute, Limited. It also includes internal transactions between the SMFG Group companies, which are eliminated in the consolidated financial statements.

Measurement of Segment Profit or Loss

The business segment information is prepared under the management approach. Consolidated net business profit is used as a profit indicator of banks in Japan. Consolidated net business profit is calculated by deducting general and administrative expenses (i.e., the total of personnel expense, non-personnel expense and tax, excluding nonrecurring factors) from gross profits (i.e., the total of net interest income, trust fees, net fee and commission income, net trading income and net other operating income). While the SMFG Group’s disclosure complies with the requirements on segment information in accordance with IFRS, the figures reported to management and disclosed herein are prepared under accounting principles generally accepted in Japan (“Japanese GAAP”). Consequently, the business segment information does not agree with the figures in the consolidated financial statements under IFRS. These differences are addressed in the “Reconciliation of Segmental Results of Operations to Consolidated Income Statement.”

Information regarding the total assets of each segment is not used by management in deciding how to allocate resources and assess performance. Accordingly, total assets are not included in the business segment information.

Segmental Results of Operation

For the six months ended September 30, 2015:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥257.6	¥182.9	¥180.7	¥222.5	¥(40.7)	¥803.0	¥150.9	¥953.9
Net interest income	149.7	151.4	114.4	139.1	17.3	571.9	84.8	656.7
Net non-interest income	107.9	31.5	66.3	83.4	(58.0)	231.1	66.1	297.2
General and administrative expenses and others	(101.9)	(174.4)	(60.9)	(14.6)	(47.0)	(398.8)	(100.7)	(499.5)

Consolidated net business profit(1)(7)	¥155.7	¥8.5	¥119.8	¥207.9	¥(87.7)	¥404.2	¥50.2	¥454.4

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥71.6	¥81.9	¥176.2	¥21.0	¥192.9	¥101.3	¥82.4	¥114.7	¥300.1	¥(16.1)	¥1,512.7
Net interest income	8.8	11.3	0.7	0.8	2.3	6.6	12.1	77.7	92.1	20.3	782.7
Net non-interest income	62.8	70.6	175.5	20.2	190.6	94.7	70.3	37.0	208.0	(36.4)	730.0
General and administrative expenses and others	(29.9)	(32.0)	(131.9)	(19.4)	(157.0)	(77.0)	(61.5)	(50.9)	(195.9)	(11.2)	(895.6)

Consolidated net business profit(1)(7)	¥41.7	¥49.9	¥44.3	¥1.6	¥35.9	¥24.3	¥20.9	¥63.8	¥104.2	¥(27.3)	¥617.1

For the six months ended September 30, 2014:

	Commercial Banking
	SMBC						Others(2)	Total
	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Others	SMBC Total
	(In billions)
Gross profit	¥262.5	¥185.8	¥166.7	¥211.0	¥1.8	¥827.8	¥132.6	¥960.4
Net interest income	155.8	156.6	106.0	133.3	35.3	587.0	81.2	668.2
Net non-interest income	106.7	29.2	60.7	77.7	(33.5)	240.8	51.4	292.2
General and administrative expenses and others	(102.0)	(169.7)	(50.2)	(12.7)	(52.3)	(386.9)	(99.9)	(486.8)

Consolidated net business profit(1)(7)	¥160.5	¥16.1	¥116.5	¥198.3	¥(50.5)	¥440.9	¥32.7	¥473.6

	Leasing		Securities			Consumer Finance				Others	Total
	SMFL(3)	Total(4)	SMBC Nikko Securities(5)	SMBC Friend Securities	Total(4)	Sumitomo Mitsui Card	Cedyna(6)	SMBC Consumer Finance(3)	Total(4)
	(In billions)
Gross profit	¥65.5	¥70.5	¥153.3	¥25.6	¥177.2	¥95.4	¥82.7	¥105.7	¥285.1	¥(43.1)	¥1,450.1
Net interest income	11.0	13.7	0.8	0.7	2.2	6.7	13.5	73.5	88.6	(9.1)	763.6
Net non-interest income	54.5	56.8	152.5	24.9	175.0	88.7	69.2	32.2	196.5	(34.0)	686.5
General and administrative expenses and others	(26.4)	(27.7)	(114.9)	(20.1)	(141.5)	(72.1)	(61.0)	(47.3)	(188.9)	40.7	(804.2)

Consolidated net business profit(1)(7)	¥39.1	¥42.8	¥38.4	¥5.5	¥35.7	¥23.3	¥21.7	¥58.4	¥96.2	¥(2.4)	¥645.9

(1)	Consolidated net business profit = Gross profit (*) – General and administrative expenses + share of profit or loss of equity-method associates.

(*)Gross profit = (Interest income – Interest expenses) + Trust fees + (Fee and commission income – Fee and commission expenses) + (Trading income – Trading losses) + (Other operating income – Other operating expenses).

(2)	Others in Commercial Banking consist of SMFG’s banking subsidiaries except SMBC, such as SMBC Trust Bank, KUBC, The Minato Bank, SMBC Europe and SMBC (China).
(3)	The figures represent consolidated figures of respective companies.
(4)	Total under each business segment, except Commercial Banking, includes the aggregation of the results from the operating units that were not separately identified.
(5)	The figures are the sum of SMBC Nikko Securities (nonconsolidated basis) and its overseas securities subsidiaries.
(6)	The figures represent Cedyna’s consolidated figures excluding insignificant subsidiaries.
(7)	The SMFG Group’s total credit cost (reversal) for the six months ended September 30, 2015 and 2014 were ¥24.1 billion and ¥(88.8) billion, respectively, of which ¥(23.6) billion and ¥(122.6) billion were for Commercial Banking, ¥(1.0) billion and ¥(5.6) billion were for Leasing, and ¥46.7 billion and ¥38.7 billion were for Consumer Finance. Total credit costs include gains on recoveries of written-off claims. The SMFG Group’s total credit costs (reversal) are not included in the consolidated net business profit.

Reconciliation of Segmental Results of Operations to Consolidated Income Statement

The figures provided in the tables above are calculated by aggregating the figures used for management reporting under Japanese GAAP for each segment. The total amount of consolidated net business profit that is calculated by each segment based on the internal managerial data is reconciled to profit before tax reported in the consolidated financial statements under IFRS as shown in the following table:

	For the six months ended September 30,
	2015	2014
	(In billions)
Consolidated net business profit	¥617.1	¥645.9
Differences between management reporting and Japanese GAAP:
Total credit costs(1)	(24.1)	88.8
Gains on equity instruments	32.2	53.0
Others	5.6	(9.7)

Profit before tax under Japanese GAAP	630.8	778.0

Differences between IFRS and Japanese GAAP:
Scope of consolidation	(0.9)	(6.9)
Derivative financial instruments	21.7	(17.2)
Investment securities	(6.1)	(22.8)
Loans and advances	(42.3)	(109.7)
Investments in associates and joint ventures	55.2	7.3
Property, plant and equipment	0.3	(1.1)
Lease accounting	(0.9)	(1.2)
Defined benefit plans	1.6	1.0
Foreign currency translation	9.9	(11.1)
Others	16.6	9.3

Profit before tax under IFRS	¥685.9	¥625.6

(1)	A positive figure indicates net reversal of credit costs.

5	TRADING ASSETS

Trading assets at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Debt instruments	¥3,393,562	¥2,618,593
Equity instruments	421,036	624,592

Total trading assets	¥3,814,598	¥3,243,185

Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks and investment funds.

6	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments include futures, forwards, swaps, options and other types of derivative contracts, which are transactions listed on exchanges or over-the-counter (“OTC”) transactions. In the normal course of business, the SMFG Group enters into a variety of derivatives for trading and risk management purposes. The SMFG Group uses derivatives for trading activities, which include facilitating customer transactions, market-making and arbitrage activities. The SMFG Group also uses derivatives to reduce its exposures to market and credit risks as part of its asset and liability management, but does not apply hedge accounting.

Derivatives are financial instruments that derive their value from the price of underlying items such as interest rates, foreign exchange rates, equities, bonds, commodities, credit spreads and other indices. The SMFG Group’s derivative financial instruments mainly consist of interest rate derivatives and currency derivatives. Interest rate derivatives include interest rate swaps, interest rate futures and interest rate swaptions. Currency derivatives include foreign exchange forward transactions, currency swaps and currency options.

The tables below represent the derivative financial instruments by type and purpose of derivatives at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥693,026,880	¥2,860,419	¥2,923,775	¥61,373,934	¥814,001	¥766,416
Futures	207,174,728	154,735	160,913	11,976,808	77	8,963
Listed Options	38,768,213	7,585	30	—	—	—
Forwards	18,199,439	35	596	—	—	—
Swaps	383,861,265	2,608,604	2,647,248	49,183,556	813,326	757,320
OTC Options	45,023,235	89,460	114,988	213,570	598	133
Currency derivatives	92,951,683	1,508,987	1,316,402	7,307,580	205,261	464,865
Futures	79,390	343	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	56,806,650	834,979	875,617	302,232	8,137	4,728
Swaps	29,902,187	536,672	252,756	7,005,348	197,124	460,137
OTC Options	6,163,456	136,993	188,029	—	—	—
Equity derivatives	1,680,771	37,322	46,444	11,619	1,451	36
Futures	832,327	10,544	6,104	—	—	—
Listed Options	341,190	9,478	16,656	—	—	—
Forwards	28,982	717	280	—	—	—
Swaps	38,911	—	7,186	11,619	1,451	36
OTC Options	439,361	16,583	16,218	—	—	—
Commodity derivatives	269,543	21,664	22,068	—	—	—
Futures	53,727	924	1,181	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	196,753	20,151	19,601	—	—	—
OTC Options	19,063	589	1,286	—	—	—
Credit derivatives	1,316,578	5,100	7,418	—	—	—

Total derivative financial instruments	¥789,245,455	¥4,433,492	¥4,316,107	¥68,693,133	¥1,020,713	¥1,231,317

	At March 31, 2015
	Trading			Risk Management(1)
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Interest rate derivatives	¥687,138,214	¥3,619,256	¥3,692,925	¥58,945,067	¥758,978	¥722,234
Futures	149,155,836	79,448	91,667	10,731,918	—	5,071
Listed Options	36,729,312	7,097	151	—	—	—
Forwards	13,617,468	3	139	—	—	—
Swaps	448,821,964	3,446,290	3,490,754	48,070,491	758,745	717,017
OTC Options	38,813,634	86,418	110,214	142,658	233	146
Currency derivatives	95,450,773	1,840,958	1,739,303	7,661,419	173,920	491,857
Futures	81,429	181	—	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	62,599,181	1,266,650	1,399,095	822,103	12,714	8,327
Swaps	26,890,783	444,330	150,459	6,839,316	161,206	483,530
OTC Options	5,879,380	129,797	189,749	—	—	—
Equity derivatives	2,139,981	44,862	53,864	184,354	1,687	15,010
Futures	1,274,309	7,649	12,272	118,376	1,687	—
Listed Options	323,588	11,546	16,412	—	—	—
Forwards	50,198	908	281	—	—	—
Swaps	32,130	67	1,341	65,978	—	15,010
OTC Options	459,756	24,692	23,558	—	—	—
Commodity derivatives	247,769	19,580	19,465	—	—	—
Futures	29,706	1,829	2,466	—	—	—
Listed Options	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	193,438	17,481	16,128	—	—	—
OTC Options	24,625	270	871	—	—	—
Credit derivatives	1,271,457	11,962	5,129	—	—	—

Total derivative financial instruments	¥786,248,194	¥5,536,618	¥5,510,686	¥66,790,840	¥934,585	¥1,229,101

(1)	Derivative financial instruments categorized as “Risk Management” are used for economic hedging, such as managing the exposure to changes in fair value of the loan portfolio, and are identified as hedges under Japanese GAAP, but the SMFG Group does not apply hedge accounting under IFRS.

Credit derivatives

The SMFG Group enters into credit derivatives to manage the risk of its commercial banking credit portfolio containing loans by hedging, as well as diversifying the credit exposure in the portfolio, and to undertake credit loss protection transactions based on the needs from customers as financial intermediation. The tables below provide information regarding the notional amounts and the fair value of credit derivatives by purpose at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥485,786	¥858	¥3,374	¥554,972	¥935	¥2,460
Facilitating client transactions	88,575	308	894	187,245	2,999	690

Total	¥574,361	¥1,166	¥4,268	¥742,217	¥3,934	¥3,150

	At March 31, 2015
	Protection purchased			Protection sold
	Notional amounts	Assets	Liabilities	Notional amounts	Assets	Liabilities
	(In millions)
Managing the SMFG Group’s credit risk portfolio	¥414,093	¥60	¥3,387	¥519,772	¥7,732	¥62
Facilitating client transactions	115,759	117	1,508	221,833	4,053	172

Total	¥529,852	¥177	¥4,895	¥741,605	¥11,785	¥234

The following table summarizes the notional amounts of the SMFG Group’s credit derivative portfolio by type of counterparty at September 30, 2015 and March 31, 2015.

	At September 30, 2015		At March 31, 2015
	Protection purchased	Protection sold	Protection purchased	Protection sold
	(In millions)
Banks and broker-dealers	¥574,361	¥742,217	¥499,569	¥741,605
Insurance and other financial guaranty firms	—	—	30,283	—

Total	¥574,361	¥742,217	¥529,852	¥741,605

7	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit or loss at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Debt instruments	¥1,652,103	¥1,654,259
Equity instruments	28,351	131,425

Total financial assets at fair value through profit or loss	¥1,680,454	¥1,785,684

The SMFG Group classifies the entire hybrid instrument as financial assets at fair value through profit or loss when the SMFG Group is required to separate an embedded derivative from its host contract, but is unable to measure the embedded derivative separately either at acquisition or at the end of a subsequent reporting period.

The SMFG Group also classifies certain financial assets held by a venture capital investment subsidiary as financial assets at fair value through profit or loss. These financial assets are managed and their performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy.

8	INVESTMENT SECURITIES

Investment securities at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Held-to-maturity investments:
Domestic:
Japanese government bonds	¥2,701,347	¥3,282,787
Japanese municipal bonds	26,550	67,843
Japanese corporate bonds	6,688	46,265

Total domestic	2,734,585	3,396,895

Total held-to-maturity investments	¥2,734,585	¥3,396,895

Available-for-sale financial assets:
Domestic:
Japanese government bonds	¥9,969,898	¥9,389,959
Japanese municipal bonds	35,431	52,150
Japanese corporate bonds	211,070	231,591

Total domestic debt instruments	10,216,399	9,673,700
Equity instruments	5,018,019	5,676,371

Total domestic	15,234,418	15,350,071

Foreign:
U.S. Treasury and other U.S. government agency bonds	1,763,486	2,062,043
Bonds issued by other governments and official institutions	1,758,378	2,205,662
Mortgage-backed securities	238,932	257,100
Other debt instruments	171,745	214,943

Total foreign debt instruments	3,932,541	4,739,748
Equity instruments	715,175	752,942

Total foreign	4,647,716	5,492,690

Total available-for-sale financial assets	¥19,882,134	¥20,842,761

Total investment securities	¥22,616,719	¥24,239,656

9	LOANS AND ADVANCES

The following are the principal components of loans and advances at September 30, 2015 and March 31, 2015 by industry classification.

	At September 30, 2015	At March 31, 2015
	(In millions)
Domestic:
Manufacturing	¥8,155,889	¥8,061,654
Agriculture, forestry, fisheries and mining	178,738	171,855
Construction	1,128,106	1,150,616
Transportation, communications and public enterprises	5,160,934	5,175,949
Wholesale and retail	5,612,417	5,664,385
Finance and insurance	3,008,528	2,869,967
Real estate and goods rental and leasing	8,991,611	8,766,724
Services	4,614,788	4,776,706
Municipalities	1,010,595	1,353,949
Lease financing	2,144,865	2,211,773
Consumer(1)	18,797,467	18,817,259
Others	2,850,143	3,211,240

Total domestic	61,654,081	62,232,077

Foreign:
Public sector	133,257	164,495
Financial institutions	4,287,587	3,880,655
Commerce and industry	21,421,767	20,010,729
Lease financing	348,551	308,128
Others	1,570,826	1,375,624

Total foreign	27,761,988	25,739,631

Gross loans and advances	89,416,069	87,971,708
Adjust: Unearned income, unamortized premiums—net and deferred loan fees—net	(213,354)	(206,440)
Less: Allowance for loan losses	(795,815)	(793,552)

Net loans and advances	¥88,406,900	¥86,971,716

(1)	The balance in Consumer mainly consists of housing loans. The housing loan balances amounted to ¥13,938,432 million and ¥14,087,453 million at September 30, 2015 and March 31, 2015, respectively.

Reconciliation of allowance for loan losses is as follows:

	For the six months ended September 30,
	2015	2014
	(In millions, except percentages)
Allowance for loan losses at beginning of period	¥793,552	¥950,665
Provision for loan losses	57,595	17,707
Charge-offs:
Domestic	52,395	103,884
Foreign	7,179	4,259

Total	59,574	108,143

Recoveries:
Domestic	4,875	4,954
Foreign	204	191

Total	5,079	5,145

Net charge-offs	54,495	102,998
Others(1)	(837)	1,988

Allowance for loan losses at end of period	¥795,815	¥867,362

Ratio of net charge-offs to average loans outstanding during the period	0.06%	0.12%

Allowance for loan losses applicable to foreign activities:
Balance at beginning of period	¥100,783	¥73,030

Balance at end of period	¥113,557	¥71,350

Provision for loan losses	¥20,944	¥401

(1) Others mainly include foreign exchange translations for the six months ended September 30, 2015 and 2014. 10 DEPOSITS Deposits at September 30, 2015 and March 31, 2015 consisted of the following:
	At September 30, 2015	At March 31, 2015
	(In millions)
Non-interest-bearing demand deposits	¥16,225,397	¥16,250,493
Interest-bearing demand deposits	42,593,988	42,041,777
Deposits at notice	9,686,738	8,790,017
Time deposits	28,743,823	29,084,465
Negotiable certificates of deposit	15,469,008	13,825,898
Others(1)	5,601,118	5,841,330

Total deposits	¥118,320,072	¥115,833,980

(1)	Others include, among other items, foreign currency deposits in domestic offices and Japanese yen accounts held by foreign depositors in domestic offices.

11	TRADING LIABILITIES

Trading liabilities at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Debt instruments “short position”	¥2,287,141	¥2,175,313
Equity instruments “short position”	9,921	18,087

Total trading liabilities	¥2,297,062	¥2,193,400

Trading liabilities include the instruments classified as held for trading. Trading debt instruments mainly consist of Japanese government bonds. Trading equity instruments mainly consist of publicly traded Japanese stocks.

12	BORROWINGS

Short-term borrowings and long-term borrowings (with original maturities of more than one year) at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
SMFG:
Long-term borrowings:
Subordinated
Fixed rate borrowing	¥39,000	¥31,000

SMBC:
Short-term borrowings	3,175,688	5,652,752
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	2,560,636	130,959
Floating rate borrowing	1,058,739	851,484
Subordinated
Fixed rate borrowing	251,000	261,000

Total SMBC	7,046,063	6,896,195

Other subsidiaries:
Short-term borrowings	1,114,835	1,093,497
Long-term borrowings:
Unsubordinated
Fixed rate borrowing	778,336	666,575
Floating rate borrowing	1,170,276	1,298,555
Subordinated
Fixed rate borrowing	14,194	14,211
Floating rate borrowing	10,000	11,250

Total other subsidiaries	3,087,641	3,084,088

Liabilities associated with securitization transactions:
Fixed rate borrowing	961,406	1,006,806
Floating rate borrowing	97,403	97,123

Total liabilities associated with securitization transactions	1,058,809	1,103,929

Lease obligations	107,976	101,840

Total borrowings	¥11,339,489	¥11,217,052

13	DEBT SECURITIES IN ISSUE

Debt securities in issue at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
SMFG:
Subordinated bonds	¥617,703	¥343,989

Total SMFG	617,703	343,989

SMBC:
Commercial paper	2,361,274	2,575,587
Bonds	3,949,247	3,779,008
Subordinated bonds	1,252,166	1,305,915

Total SMBC	7,562,687	7,660,510

Other subsidiaries:
Commercial paper	2,421,443	2,238,315
Bonds	711,883	682,417
Subordinated bonds	126,099	126,200

Total other subsidiaries	3,259,425	3,046,932

Total debt securities in issue	¥11,439,815	¥11,051,431

14	PROVISIONS

The following tables present movements by class of provisions for the six months ended September 30, 2015 and 2014.

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2015	¥166,715	¥40,909	¥207,624
Additional provisions	66	5,045	5,111
Amounts used	(39,287)	(8,671)	(47,958)
Unused amounts reversed	—	(196)	(196)
Amortization of discount and effect of change in discount rate	57	108	165
Others	—	6	6

Balance at September 30, 2015	¥127,551	¥37,201	¥164,752

	Provision for interest repayment	Other provisions	Total
	(In millions)
Balance at April 1, 2014	¥189,993	¥35,480	¥225,473
Additional provisions	1	2,379	2,380
Amounts used	(44,293)	(5,854)	(50,147)
Unused amounts reversed	—	(14)	(14)
Amortization of discount and effect of change in discount rate	74	110	184
Others	—	(62)	(62)

Balance at September 30, 2014	¥145,775	¥32,039	¥177,814

Provision for Interest Repayment

Japan has two laws restricting interest rates on loans. The Interest Rate Restriction Act sets the maximum interest rates on loans ranging from 15% to 20%. The Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates capped the interest rate on loans at 29.2% up to June 2010. Interest rates on loans greater than the range of 15-20% but below the maximum allowable of 29.2% were called “gray zone interest,” and many consumer lending and credit card companies were charging interest in this zone.

In January 2006, judicial decisions strictly interpreted the conditions under which consumer finance companies may retain gray zone interest. As a result, claims for refunds of gray zone interest have increased, and consumer lending and credit card companies have recorded a provision for claims for refunds of gray zone interest.

In December 2006, the Government of Japan made amendments to laws regulating money lenders to implement regulatory reforms affecting the consumer finance industry. As a result, in June 2010, the maximum legal interest rates on loans were reduced to the range of 15-20%, and gray zone interest was abolished.

The provision for interest repayment is calculated by estimating the future claims for the refund of gray zone interest, taking into account historical experience such as the number of customer claims for a refund, the amount of repayments and the characteristics of customers, and the length of the period during which claims are expected to be received in the future. The timing of the settlement of these claims is uncertain.

For the six months ended September 30, 2015, the provision for interest repayment decreased primarily due to the use of the provision.

Other Provisions

Other provisions include asset retirement obligations and provisions for reimbursement of deposits, loan commitments, product warranties and litigation claims. Most of these provisions occurred in the normal course of business and none of them were individually significant at September 30, 2015 and 2014.

15	SHAREHOLDERS’ EQUITY

Common Stock

The number of issued shares of common stock and common stock held by SMFG or its subsidiaries at September 30, 2015 and March 31, 2015 was as follows:

	At September 30, 2015	At March 31, 2015
Shares outstanding	1,414,055,625	1,414,055,625
Shares in treasury	46,826,326	46,814,201

The total number of authorized shares of common stock was 3,000 million at September 30, 2015 and March 31, 2015 with no stated value.

Preferred Stock

The following table shows the number of shares of preferred stock at September 30, 2015 and March 31, 2015.

	At September 30, 2015		At March 31, 2015
	Authorized	Issued	Authorized	Issued
Type 5 preferred stock	167,000	—	167,000	—
Type 7 preferred stock	167,000	—	167,000	—
Type 8 preferred stock	115,000	—	115,000	—
Type 9 preferred stock	115,000	—	115,000	—

16	NON-CONTROLLING INTERESTS AND EQUITY ATTRIBUTABLE TO OTHER EQUITY INSTRUMENTS HOLDERS

Non-controlling interests

Non-controlling interests at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Preferred securities issued by subsidiaries	¥1,125,047	¥1,124,297
Others	561,179	557,175

Total non-controlling interests	¥1,686,226	¥1,681,472

Preferred securities issued by subsidiaries consisted of the following:

	Redemption at the option of Issuer(1)	At September 30, 2015	At March 31, 2015
		(In millions)
SMFG Preferred Capital USD 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	¥77,845	¥77,994
SMFG Preferred Capital GBP 1 Limited (non-cumulative step-up perpetual preferred securities)	January 2017	13,372	13,097
SMFG Preferred Capital JPY 1 Limited (non-cumulative perpetual preferred securities)	January 2018	135,000	135,000
SMFG Preferred Capital USD 3 Limited (non-cumulative step-up perpetual preferred securities)	July 2018	161,892	162,203
SMFG Preferred Capital GBP 2 Limited (non-cumulative step-up perpetual preferred securities)	January 2029	45,438	44,503
SMFG Preferred Capital JPY 2 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2019	113,000	113,000
Series B (non-cumulative perpetual preferred securities)	July 2019	140,000	140,000
Series C (non-cumulative perpetual preferred securities)	January 2016	140,000	140,000
Series E (non-cumulative perpetual preferred securities)	July 2019	33,000	33,000
Series F (non-cumulative perpetual preferred securities)	January 2016	2,000	2,000
SMFG Preferred Capital JPY 3 Limited
Series A (non-cumulative step-up perpetual preferred securities)	January 2020	99,000	99,000
Series B (non-cumulative perpetual preferred securities)	January 2020	164,500	164,500

Preferred securities issued by subsidiaries		¥1,125,047	¥1,124,297

(1)	Subject to the prior approval of the Financial Services Agency of Japan, preferred securities are redeemable at any dividend payment date on and after a specific month and the month shown in this column is such a specific month of each preferred security.

Equity attributable to other equity instruments holders

Equity attributable to other equity instruments holders at September 30, 2015 and March 31, 2015 consisted of the following:

	At September 30, 2015	At March 31, 2015
	(In millions)
Perpetual subordinated bonds	¥299,895	¥—

Total equity attributable to other equity instruments holders	¥299,895	¥—

In July 2015, SMFG issued three series of perpetual subordinated bonds, which amounted to ¥300,000 million in aggregate, raising ¥299,895 million after deducting issuance costs. These bonds are Basel III-compliant Additional Tier1 capital instruments, and are classified as equity under IFRS.

The bonds bear a fixed rate of interest until the first call date. After the first call date, they will bear floating rate of interest unless they are redeemed. SMFG may at any time and in its sole discretion, elect to cancel any interest payment. If cancelled, interest payments are non-cumulative and will not increase to compensate for any short-fall in interest payments in any previous year.

These bonds are undated, have no final maturity date and may be redeemed at SMFG’s option, in whole, but not in part, on the first call date or any interest payment dates thereafter subject to prior confirmation of the Financial Services Agency of Japan.

The principal amount of the bonds may be written down upon the occurrence of certain trigger events. For example, if the Common Equity Tier 1 capital ratio falls below 5.125% (“Capital Ratio Event”), the principal amount required to fully restore the Common Equity Tier 1 capital ratio above 5.125% will be written down.

The principal amount of the bonds which has been written down due to a Capital Ratio Event may be reinstated at SMFG’s option, subject to prior confirmation of the Financial Services Agency of Japan that the Common Equity Tier 1 capital ratio remains at a sufficiently high level after giving effect to such reinstatement.

17	IMPAIRMENT CHARGES ON FINANCIAL ASSETS

Impairment charges on financial assets for the six months ended September 30, 2015 and 2014 consisted of the following:

	For the six months ended September 30,
	2015	2014
	(In millions)
Loans and advances(1)	¥57,595	¥17,707
Available-for-sale financial assets	9,685	3,226

Total impairment charges on financial assets	¥67,280	¥20,933

(1)	Cross-reference to provision for loan losses in the table of reconciliation of allowance for loan losses in Note 9 “Loans and Advances.”

18	EARNINGS PER SHARE

The following table shows the income and share data used in the basic and diluted earnings per share calculations for the six months ended September 30, 2015 and 2014.

	For the six months ended September 30,
	2015	2014
	(In millions, except number of shares and per share data)
Basic:
Profit attributable to shareholders of SMFG	¥444,452	¥390,728
Weighted average number of common stock in issue (in thousands of shares)	1,367,235	1,367,267

Basic earnings per share	¥325.07	¥285.77

Diluted:
Profit attributable to the common shareholders of SMFG	¥444,452	¥390,728
Impact of dilutive potential ordinary shares issued by subsidiaries	(1)	(1)

Net profit used to determine diluted earnings per share	¥444,451	¥390,727

Weighted average number of common stock in issue (in thousands of shares)	1,367,235	1,367,267
Adjustments for stock options (in thousands of shares)	878	767

Weighted average number of common stock for diluted earnings per share (in thousands of shares)	1,368,113	1,368,034

Diluted earnings per share	¥324.86	¥285.61

19	DIVIDENDS PER SHARE

The dividends recognized by the SMFG Group for the six months ended September 30, 2015 and 2014 were as follows:

	Per share	Aggregate amount
	(In yen)	(In millions)
Dividends on common stock for the six months ended September 30,
2015	¥80	¥109,379
2014	¥65	¥88,873

On November 12, 2015, the board of directors approved a dividend of ¥75 per share of common stock totaling ¥105,754 million in respect of the six months ended September 30, 2015. The amount included ¥3,212 million of dividends distributed to SMFG’s subsidiary. The consolidated financial statements for the six months ended September 30, 2015 do not include this dividend payable.

20	CONTINGENCY AND CAPITAL COMMITMENTS

Legal Proceedings

The SMFG Group is engaged in various legal proceedings in Japan and a number of overseas jurisdictions, involving claims by and against it, which arise in the normal course of business. The SMFG Group does not expect that the outcome of these proceedings will have a significant adverse effect on the consolidated financial statements of the SMFG Group. The SMFG Group has recorded adequate provisions with respect to litigation arising out of normal business operations. The SMFG Group has not disclosed any contingent liability associated with these legal actions because it cannot reliably be estimated.

Capital Commitments

At September 30, 2015 and March 31, 2015, the SMFG Group had ¥3,171,745 million and ¥2,801,802 million, respectively, of contractual commitments to acquire property, plant and equipment including aircraft for leasing business. The contractual commitments to purchase aircraft are based upon fixed price agreements with the manufacturers, an element of which are adjusted for inflation and include price escalation formulas, but are also subject to agreed price concessions where applicable. In addition, the SMFG Group had ¥2,355 million and ¥2,770 million of contractual commitments to acquire intangible assets, such as software at September 30, 2015 and March 31, 2015, respectively. The SMFG Group’s management is confident that future net revenues and funding will be sufficient to cover these commitments.

Loan Commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition established in the contracts. Since many of these loan commitments are expected to expire without being drawn down, the total amount of unused commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which the SMFG Group can reject an application from customers or reduce the contract amounts in cases where economic conditions change, the SMFG Group needs to secure claims, or some other significant event occurs.

Financial Guarantees and Other Credit-related Contingent Liabilities

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the terms of the debt instrument. Other credit-related contingent liabilities include performance bonds, which are contracts that provide compensation if another party fails to perform the contractual obligation.

The table below shows the nominal amounts of undrawn loan commitments, and financial guarantees and other credit-related contingent liabilities at September 30, 2015 and March 31, 2015.

	At September 30, 2015	At March 31, 2015
	(In millions)
Loan commitments	¥55,762,934	¥53,665,583
Financial guarantees and other credit-related contingent liabilities	7,064,512	7,076,536

Total	¥62,827,446	¥60,742,119

21	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values stated below represent the best estimates based on a range of methods and assumptions. In determining the fair value of financial assets and liabilities, the SMFG Group gives the highest priority to a quoted market price in an active market. If such prices are not available, it establishes fair value using valuation techniques. The valuation techniques, if used, make maximum use of observable inputs, and rely as little as possible on unobservable inputs.

Financial Assets and Liabilities Carried at Fair Value

Valuation Process

The SMFG Group undertakes a valuation process based on its valuation control framework, which governs internal control standards, methodologies and procedures to ensure that the fair values are determined or validated independently of the front office.

The SMFG Group uses valuation techniques commonly used by market participants to price the financial instruments and they have been demonstrated to provide reliable estimates of prices obtained in actual market transactions. The valuation techniques include the discounted cash flow (“DCF”) method, option pricing models and reference to the current fair value of another instrument that is substantially the same. Key adjustments, such as liquidity risk and credit risk adjustments are also taken into account to derive fair values.

Where valuation techniques are used to determine fair values, they are validated and reviewed. In principal subsidiaries, their risk management departments, which are independent from the business units, review significant valuation methodologies at least once a year, and recalibrate model parameters and inputs by comparing fair values derived from the valuation techniques to the external market data such as broker quotes. Where the data obtained from third-party sources such as brokers and pricing service providers are utilized in determining fair values, those departments also examine those data, taking into account the consistency among the different sources, the aging of the data and other factors. In addition, accounting departments in those principal subsidiaries are responsible for ensuring that the accounting policies and procedures to determine fair values are in compliance with relevant accounting standards.

Fair Value Hierarchy

Financial assets and liabilities measured at fair value are classified into one of three levels within a fair value hierarchy based on the inputs used in the fair value measurement. The three levels of the fair value hierarchy are as follows:

•	quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date (Level 1);

•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2); and

•	significant unobservable inputs for the asset or liability (Level 3).

The following tables present the carrying amounts of financial assets and liabilities carried at fair value based on the three levels of the fair value hierarchy at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥2,645,881	¥747,681	¥—	¥3,393,562
Equity instruments	420,866	170	—	421,036

Total trading assets	3,066,747	747,851	—	3,814,598

Derivative financial instruments:
Interest rate derivatives	162,397	3,512,023	—	3,674,420
Currency derivatives	343	1,713,840	65	1,714,248
Equity derivatives	20,022	18,659	92	38,773
Commodity derivatives	924	20,740	—	21,664
Credit derivatives	—	5,100	—	5,100

Total derivative financial instruments	183,686	5,270,362	157	5,454,205

Financial assets at fair value through profit or loss:
Debt instruments	—	1,615,640	36,463	1,652,103
Equity instruments	1,125	80	27,146	28,351

Total financial assets at fair value through profit or loss	1,125	1,615,720	63,609	1,680,454

Available-for-sale financial assets:
Japanese government bonds	9,969,898	—	—	9,969,898
U.S. Treasury and other U.S. government agency bonds	1,763,486	—	—	1,763,486
Other debt instruments	642,276	1,771,074	2,206	2,415,556
Equity instruments	4,006,794	847,395	879,005	5,733,194

Total available-for-sale financial assets	16,382,454	2,618,469	881,211	19,882,134

Others(1)	—	2,986	—	2,986

Total	¥19,634,012	¥10,255,388	¥944,977	¥30,834,377

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,250,102	¥37,039	¥—	¥2,287,141
Equity instruments	6,087	3,834	—	9,921

Total trading liabilities	2,256,189	40,873	—	2,297,062

Derivative financial instruments:
Interest rate derivatives	169,906	3,520,285	—	3,690,191
Currency derivatives	—	1,781,214	53	1,781,267
Equity derivatives	22,760	23,713	7	46,480
Commodity derivatives	1,181	20,887	—	22,068
Credit derivatives	—	5,498	1,920	7,418

Total derivative financial instruments	193,847	5,351,597	1,980	5,547,424

Others(1)	—	7,946	1,562	9,508

Total	¥2,450,036	¥5,400,416	¥3,542	¥7,853,994

	At March 31, 2015
	Level 1(2)	Level 2(2)	Level 3	Total
	(In millions)
Financial assets:
Trading assets:
Debt instruments	¥1,701,872	¥916,721	¥—	¥2,618,593
Equity instruments	624,300	292	—	624,592

Total trading assets	2,326,172	917,013	—	3,243,185

Derivative financial instruments:
Interest rate derivatives	86,545	4,291,689	—	4,378,234
Currency derivatives	181	2,014,697	—	2,014,878
Equity derivatives	20,882	25,494	173	46,549
Commodity derivatives	1,829	17,751	—	19,580
Credit derivatives	—	5,606	6,356	11,962

Total derivative financial instruments	109,437	6,355,237	6,529	6,471,203

Financial assets at fair value through profit or loss:
Debt instruments	—	1,615,741	38,518	1,654,259
Equity instruments	3,455	1,056	126,914	131,425

Total financial assets at fair value through profit or loss	3,455	1,616,797	165,432	1,785,684

Available-for-sale financial assets:
Japanese government bonds	9,389,959	—	—	9,389,959
U.S. Treasury and other U.S. government agency bonds	2,062,043	—	—	2,062,043
Other debt instruments	1,088,733	1,865,627	7,086	2,961,446
Equity instruments	4,365,355	1,149,156	914,802	6,429,313

Total available-for-sale financial assets	16,906,090	3,014,783	921,888	20,842,761

Others(1)	—	3,422	—	3,422

Total	¥19,345,154	¥11,907,252	¥1,093,849	¥32,346,255

Financial liabilities:
Trading liabilities:
Debt instruments	¥2,124,548	¥50,765	¥—	¥2,175,313
Equity instruments	18,087	—	—	18,087

Total trading liabilities	2,142,635	50,765	—	2,193,400

Derivative financial instruments:
Interest rate derivatives	96,889	4,318,270	—	4,415,159
Currency derivatives	—	2,231,160	—	2,231,160
Equity derivatives	28,684	40,190	—	68,874
Commodity derivatives	2,466	16,999	—	19,465
Credit derivatives	—	5,129	—	5,129

Total derivative financial instruments	128,039	6,611,748	—	6,739,787

Others(1)	—	39,937	1,212	41,149

Total	¥2,270,674	¥6,702,450	¥1,212	¥8,974,336

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract. The separated embedded derivatives are measured at fair value using the valuation techniques described in “Derivative financial instruments” below.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. There were no significant transfers between Level 1 and Level 2 for the six months ended September 30, 2015 and for the fiscal year ended March 31, 2015.

The following tables present reconciliations from the beginning to the ending balances for financial assets and liabilities carried at fair value and categorized within Level 3 of the fair value hierarchy for the six months ended September 30, 2015 and 2014.

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2015
	At April 1, 2015	Included in profit or loss	Included in other comprehen- sive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2015
	(In millions)
Derivative financial instruments—net:
Currency derivatives—net	¥—	¥51	¥—	¥—	¥(39)	¥—	¥—	¥—	¥12	¥51
Equity derivatives—net	173	(121)	—	36	(3)	—	—	—	85	(106)
Credit derivatives—net	6,356	(4,229)	127	—	—	(4,174)	—	—	(1,920)	(4,229)

Total derivative financial instruments—net	6,529	(4,299)	127	36	(42)	(4,174)	—	—	(1,823)	(4,284)

Financial assets at fair value through profit or loss:
Debt instruments	38,518	(2,180)	—	125	—	—	—	—	36,463	(2,180)
Equity instruments	126,914	459	—	1,419	(1,022)	(100,020)	90	(694)	27,146	340

Total financial assets at fair value through profit or loss	165,432	(1,721)	—	1,544	(1,022)	(100,020)	90	(694)	63,609	(1,840)

Available-for-sale financial assets:
Debt instruments	7,086	14	(60)	166	—	(5,000)	—	—	2,206	14
Equity instruments	914,802	(1,275)	(15,445)	51,168	(2,663)	(67,424)	—	(158)	879,005	(4,181)

Total available-for-sale financial assets	921,888	(1,261)	(15,505)	51,334	(2,663)	(72,424)	—	(158)	881,211	(4,167)

Others(3)—liabilities:	(1,212)	(350)	—	—	—	—	—	—	(1,562)	(433)

Total	¥1,092,637	¥(7,631)	¥(15,378)	¥52,914	¥(3,727)	¥(176,618)	¥90	¥(852)	¥941,435	¥(10,724)

		Total gains (losses)								Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30, 2014
	At April 1, 2014	Included in profit or loss	Included in other comprehen- sive income	Purchases	Sales	Settlements(1)	Transfers into Level 3(2)	Transfers out of Level 3(2)	At September 30, 2014
	(In millions)
Trading assets:
Equity instruments	¥86,473	¥1,354	¥5,514	¥866	¥(2,359)	¥—	¥—	¥—	¥91,848	¥910

Total trading assets	86,473	1,354	5,514	866	(2,359)	—	—	—	91,848	910

Derivative financial instruments—net:
Interest rate derivatives—net	629	—	—	—	—	(629)	—	—	—	—
Equity derivatives—net	118	15	—	25	—	—	—	(17)	141	36
Credit derivatives—net	(2,406)	12,418	281	—	—	(4,382)	—	—	5,911	12,418

Total derivative financial instruments—net	(1,659)	12,433	281	25	—	(5,011)	—	(17)	6,052	12,454

Financial assets at fair value through profit or loss:
Debt instruments	49,611	3,867	—	—	—	(18,912)	—	—	34,566	3,867
Equity instruments	140,071	(17)	—	1,096	(186)	(1,010)	3	(4,769)	135,188	(42)

Total financial assets at fair value through profit or loss	189,682	3,850	—	1,096	(186)	(19,922)	3	(4,769)	169,754	3,825

Available-for-sale financial assets:
Debt instruments	9,445	(375)	315	—	—	(65)	—	—	9,320	(375)
Equity instruments	718,624	7,890	29,972	59,386	(9,787)	(27,327)	9	(17,840)	760,927	(1,366)

Total available-for-sale financial assets	728,069	7,515	30,287	59,386	(9,787)	(27,392)	9	(17,840)	770,247	(1,741)

Others(3)—liabilities:	—	(1,011)	—	—	—	—	—	—	(1,011)	(1,011)

Total	¥1,002,565	¥24,141	¥36,082	¥61,373	¥(12,332)	¥(52,325)	¥12	¥(22,626)	¥1,036,890	¥14,437

(1)	Settlements for equity instruments include redemption of preferred stocks, receipt of cash distributions which represent a return of investment, and reclassification from available-for-sale equity instruments to investments in associates and joint ventures as a result of applying the equity method.
(2)	Transfers between levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the six months ended September 30, 2015 and 2014, transfers out of Level 3 amounted to ¥852 million and ¥22,626 million, respectively, primarily due to an increase in observability of certain private equity investments.

(3)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

The following table presents total gains or losses included in profit or loss for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at September 30, 2015 and 2014 by line item of the consolidated income statement.

	Total gains (losses) included in profit or loss for the six months ended September 30,		Changes in unrealized gains (losses) included in profit or loss related to assets and liabilities held at September 30,
	2015	2014	2015	2014
	(In millions)
Net interest income	¥70	¥34	¥—	¥—
Net trading income (loss)	(4,705)	12,367	(4,703)	11,978
Net income (loss) from financial assets at fair value through profit or loss	(1,721)	3,850	(1,840)	3,825
Net investment income (loss)	(33)	9,256	—	—
Other income	2,939	—	—	—
Impairment charges on financial assets	(4,181)	(1,366)	(4,181)	(1,366)

Total	¥(7,631)	¥24,141	¥(10,724)	¥14,437

Valuation Techniques

Financial instruments which are classified as trading assets and liabilities, derivative financial instruments, financial assets at fair value through profit or loss, and available-for-sale financial assets are measured at fair value in the consolidated statement of financial position. These instruments are measured at fair value using a quoted market price, if they are traded in an active market, or, for others, using the fair value measurement techniques as discussed below.

Trading assets and trading liabilities

Debt and equity instruments traded in an active market are measured at fair value using a quoted market price in such a market and they are categorized within Level 1. If a quoted market price is not available, they are measured by using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another instrument that is substantially the same, based on inputs such as prices obtained from brokers, observable interest rates and spreads. These financial instruments are categorized within Level 2. Debt instruments measured at fair value using the DCF method, where primary inputs are observable interest rates and credit spreads, inferred from the prevailing market rates are also categorized within Level 2.

Until March 31, 2015, financial instruments held by certain consolidated investment funds classified as trading assets had been measured at fair value determined based on net asset value per share, which included significant unobservable inputs, and categorized within Level 3. These funds were deconsolidated at March 31, 2015 and investments in the funds are classified as available-for-sale equity instruments categorized within Level 3.

Derivative financial instruments (including embedded derivatives)

Listed derivatives (including interest rates, bonds, currencies, stocks and commodities) are measured at fair value using the settlement price announced by the major exchange on which transactions are traded because the settlement price in the exchange reflects the most current transaction price, and is readily and regularly available from the exchange. Listed derivatives are categorized within Level 1.

OTC derivatives (non-exchange-traded derivatives), including embedded derivatives that are separately accounted for from the host contracts, are measured at fair value using valuation techniques such as the present value of estimated future cash flows and option pricing models, generally based on observable interest rates, foreign exchange, commodities, stock prices and other factors as inputs. The valuation models for some transactions, such as yield curve spread options and equity options, use inputs which are not directly observable in the market, including historical correlation coefficients and historical volatilities. However, as the impact of these unobservable inputs is insignificant to the fair value for most of the transactions, the SMFG Group categorizes the majority of those transactions within Level 2.

The credit loss protection scheme which the SMFG Group offers to Goldman Sachs (“GS”) is considered to be a credit derivative, where the underlying reference entities are the American and European corporate entities covered in the commitment line portfolio of the GS group. The fair value of this derivative is determined using an ordinary collateralized debt obligation (“CDO”) pricing model, commonly used in the financial markets. The SMFG Group takes some portions of the positions in subordinated and mezzanine tranches, which covers the first and second credit losses from the portfolio. The major inputs for this derivative are credit default swap (“CDS”) spread rates, correlation ratios of CDS indices for similar portfolios, and the expected additional commitment withdrawal ratio. Although CDS spread rates and correlation ratios are observable in an active market or available from brokers, this whole scheme is categorized within Level 3 as the expected additional withdrawal ratio, which is considered to be a significant input, is not observable in the market.

In addition, the fair value of OTC derivatives incorporates both counterparty credit risk in relation to OTC derivative assets and own credit risk in relation to OTC derivative liabilities. The SMFG Group calculates the credit risk adjustments by applying the probability of default that reflects the counterparty’s or its own credit risk to the OTC derivative exposures and multiplying the result by the loss expected in the event of default. For the probability of default, the SMFG Group uses observable market data, where possible. The OTC derivative exposures used are determined taking into consideration the effect of master netting agreements and collateral. As the SMFG Group manages the OTC derivatives on the basis of its net credit risk exposure, the credit risk adjustments of those OTC derivatives are measured on a portfolio basis in accordance with the exception set forth in IFRS 13 “Fair Value Measurement.”

Financial assets at fair value through profit or loss

The majority of instruments in this category are debt instruments measured at fair value, using a valuation technique based on the observable prices in the market and they are categorized within Level 2.

Some equity and debt instruments in this category are hybrid instruments which have both equity and debt features. These include preferred stocks which are measured at fair value using various valuation models, such as the Monte Carlo Simulation, if they are indexed to the market prices in a stock exchange. These valuation models use the historical volatility of the listed stocks as an input, which are not observable in the market, resulting in these instruments being categorized within Level 3. Other types of preferred stocks and other non-hybrid equity instruments are evaluated using valuation techniques for unlisted stocks, which are normally used for private equity investments. The SMFG Group calculates the fair values of these instruments based on the market approach using market multiples or others in which significant unobservable inputs are used. These instruments are categorized within Level 3.

Available-for-sale financial assets

Debt instruments are measured at fair value using a quoted market price and categorized within Level 1 if they are traded in an active market. Debt instruments are categorized within Level 2 if they are measured at fair value using a price quoted by a third party, such as a pricing service or broker, or by reference to the current fair value of another bond that is substantially the same based on inputs such as prices obtained from brokers, observable interest rates and spreads. Some debt instruments are measured at fair value using the DCF method in which significant unobservable inputs are used, and categorized within Level 3.

As for equity instruments, listed stocks are measured at fair value based on the market price at a stock exchange and categorized within Level 1 if they are traded in an active market. Unlisted common and preferred stocks in this category are measured at fair value using valuation techniques, similar to those described in “Financial assets at fair value through profit or loss” above. Publicly traded investment trusts and funds are measured at fair value using the market price and are categorized within Level 1 if they are traded in an active market. Instruments whose prices are not available in the market, such as privately offered investment trusts, are measured at fair value based on the unit price, which is usually regarded as an exit price, obtained from the fund administrator or investment management firm. In such a case, these investment trusts and funds are categorized within Level 2. Other investment funds, such as private equity and real estate investment funds, are generally measured at fair value based on net asset value, which includes significant unobservable inputs. These funds are categorized within Level 3.

Significant Unobservable Inputs

The following tables present quantitative information about significant unobservable inputs used in fair value measurement for Level 3 financial assets and liabilities at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥65	Option model	Foreign exchange volatility	14% – 20%
Equity derivatives	92	Option model	Equity volatility	22% – 51%
Financial assets at fair value through profit or loss:
Debt instruments	36,463	Monte Carlo Simulation	Equity volatility	27% – 35%
		Market multiples	Price/Embedded value multiple	0.4x
			Liquidity discount	10%
Equity instruments	27,146	Market multiples	Price/Earnings multiple	8.4x – 17.7x
			EV/EBITDA multiple	3.8x
			Liquidity discount	0% – 20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	2,206	DCF method	Discount margin	1%
Equity instruments	879,005	Market multiples	Price/Book value multiple	0.7x – 2.2x
			Price/Earnings multiple	9.3x – 35.2x
			EV/EBITDA multiple	6.6x – 17.8x
			Price/Embedded value multiple	0.4x
			Liquidity discount	10% – 20%
		Monte Carlo Simulation	Equity volatility	22% – 55%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥53	Option model	Foreign exchange volatility	14% – 20%
Equity derivatives	7	Option model	Equity volatility	21%
Credit derivatives	1,920	CDO pricing model	Additional withdrawal ratio	50%
Others(4)	1,562	Option model	Interest rate to interest rate correlation	41% – 100%
			Equity to equity correlation	52% – 89%

	At March 31, 2015
	Fair value	Valuation technique(s)(1)	Significant unobservable inputs(1)	Range of inputs(1)
	(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	Option model	Equity volatility	13% – 45%
Credit derivatives	6,356	CDO pricing model	Additional withdrawal ratio	50%
Financial assets at fair value through profit or loss:
Debt instruments	38,518	Monte Carlo Simulation	Equity volatility	25% – 26%
		Market multiples	Price/Embedded value multiple	0.5x
			Liquidity discount	10%
Equity instruments	126,914	Market multiples	Price/Earnings multiple	8.4x – 17.7x
			EV/EBITDA multiple	6.6x
			Liquidity discount	0% – 20%
		See note (2) below	—	—
Available-for-sale financial assets:
Debt instruments	7,086	DCF method	Discount margin	1%
Equity instruments	914,802	Market multiples	Price/Book value multiple	0.8x – 2.2x
			Price/Earnings multiple	10.9x – 35.2x
			EV/EBITDA multiple	6.0x – 18.6x
			Price/Embedded value multiple	0.5x
			Liquidity discount	10% – 20%
		Monte Carlo Simulation	Equity volatility	28% – 55%
		Net asset value(3)	—	—
		See note (2) below	—	—
Financial liabilities:
Others(4)	¥1,212	Option model	Interest rate to interest rate correlation	42% – 100%

(1)	Valuation techniques and unobservable inputs for insignificant Level 3 financial assets and liabilities are excluded.
(2)	Fair values of certain equity instruments such as unlisted stocks are estimated on the basis of an analysis of the investee’s financial position and results, risk profile, prospects and other factors. A range of key inputs is not provided in the table as it is not practical to do so given the nature of such valuation techniques.
(3)	The SMFG Group has determined that the net asset value represents fair values of certain investment funds.
(4)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Volatility

Volatility represents a measure of how much a particular instrument, parameter or index is expected to change in value over time. Equity volatility and foreign exchange volatility refer to the related listed stocks and the related foreign exchange rates, respectively. These volatilities are used in the valuation techniques of preferred stocks and derivatives containing optionality, and estimated based on historical data or information provided by third-party sources, together with other analytical techniques. In general, a significant increase in the volatility in isolation would result in a significantly higher fair value measurement.

Price/Earnings, price/book value and price/embedded value multiples

Price/Earnings (“P/E”) multiple represents the ratio of the equity value to the net income, while price/book value (“P/B”) multiple represents the ratio of the equity value to the book value. Embedded value, which takes into account the future cash flows in addition to the net asset value, is applied instead of the book value for a certain unlisted company. These multiples are estimated based on comparable listed companies. In general, a significant increase in the P/E multiple, P/B multiple or price/embedded value multiple in isolation would result in a significantly higher fair value measurement.

EV/EBITDA multiple

EV/EBITDA multiple represents the ratio of the enterprise value (“EV”) to earnings before interest, taxes, depreciation and amortization (“EBITDA”), where the EV is the aggregate value of equity and debt minus cash and cash equivalents. The multiple is estimated based on comparable listed companies. In general, a significant increase in the EV/EBITDA multiple in isolation would result in a significantly higher fair value measurement.

Liquidity discount

A liquidity discount is primarily applied in the valuation techniques for unlisted stocks to reflect the fact that these stocks are not actively traded. In general, a significant increase in the liquidity discount in isolation would result in a significantly lower fair value measurement.

Discount margin

Discount margin represents a spread used in estimating future cash flows in a DCF method to reflect the uncertainty of the cash flows that market participants would consider. In general, a significant increase in the discount margin in isolation would result in a significantly lower fair value measurement.

Additional withdrawal ratio

Additional withdrawal ratio represents the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio (mainly revolving credit facilities for commercial paper backup) concerning the credit loss protection scheme offered to GS. The expected additional withdrawal ratio is estimated based on historical data of actual funded amounts at default for similar portfolios. In general, a significant increase in the additional withdrawal ratio in isolation would have a significant unfavorable impact (i.e., an increase in derivative liabilities or a decrease in derivative assets) on the fair value measurement.

Correlation

Correlation represents a measure of the relationship between the movements of two variables, which is expressed as a number between plus and minus one. A positive correlation indicates that two variables move in the same direction while a negative correlation indicates that they move in opposite directions. Interest rate correlation refers to the correlation between two interest rates of different tenors, whereas equity correlation refers to the correlation between stock price movements of different stocks. These correlations are used in the valuation techniques of complex derivatives and estimated based on historical data. In general, a significant increase in the correlation in isolation would result in either a significantly higher or lower fair value measurement, depending on the terms of the instruments.

Sensitivity Analysis

The fair value of certain financial assets and liabilities are measured using valuation techniques based on inputs such as prices and rates that are not observable in the market. The following tables present the impact of the valuation sensitivity, if these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value.

	At September 30, 2015
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
	(In millions)
Financial assets:
Derivative financial instruments:
Currency derivatives	¥65	¥182	¥1	¥—	¥—
Equity derivatives	92	231	63	—	—
Financial assets at fair value through profit or loss:
Debt instruments	36,463	3,301	3,842	—	—
Equity instruments	27,146	218	218	—	—
Available-for-sale financial assets:
Debt instruments	2,206	—	—	119	100
Equity instruments	879,005	—	—	24,757	24,419

Financial liabilities:
Derivative financial instruments:
Currency derivatives	¥53	¥3	¥173	¥—	¥—
Equity derivatives	7	1	5	—	—
Credit derivatives	1,920	3,818	20,355	—	—
Others(1)	1,562	447	1,873	—	—

	At March 31, 2015
	Total fair value measured using valuation techniques	Effect recorded in profit or loss		Effect recorded directly in equity
		Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
			(In millions)
Financial assets:
Derivative financial instruments:
Equity derivatives	¥173	¥147	¥42	¥—	¥—
Credit derivatives	6,356	2,971	14,594	—	—
Financial assets at fair value through profit or loss:
Debt instruments	38,518	2,877	2,877	—	—
Equity instruments	126,914	171	171	—	—
Available-for-sale financial assets:
Debt instruments	7,086	—	—	148	122
Equity instruments	914,802	—	—	30,461	30,143

Financial liabilities:
Others(1)	¥1,212	¥370	¥1,651	¥—	¥—

(1)	Embedded derivatives, which are separately accounted for, but presented together with the host contract in the consolidated statement of financial position, are disclosed in this table within Others. Although the separated embedded derivatives may have a positive or a negative fair value, they have been presented in this table as assets or liabilities to be consistent with the host contract.

Derivative financial instruments (including embedded derivatives)

With respect to the credit loss protection scheme offered to GS, the anticipated losses will vary significantly depending on the expected additional withdrawal ratio of unfunded commitment lines in the reference portfolio. The tables above present the estimates of the impact of changing the expected additional withdrawal ratio from an optimistic (favorable) scenario to a pessimistic (unfavorable) scenario. For the other derivative instruments, including embedded derivatives that are separately accounted for from host contracts, that use correlation or volatility in the valuation techniques, the impact resulting from using a reasonable range of those inputs is estimated where it is expected to be significant.

Financial assets at fair value through profit or loss / Available-for-sale financial assets

With respect to preferred stocks convertible into listed stocks, for which historical volatilities of related listed stocks are used in the valuation techniques, the impact resulting from using a reasonable range for the volatility is statistically estimated where it is expected to be significant. With respect to unlisted stocks which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±10%) is estimated. Certain investment funds classified as available-for-sale equity instruments are measured at fair value determined based on net asset value per share, which includes significant unobservable inputs. Since those funds are managed by value at risk (“VaR”) based on historical gain or loss data, the impact of the valuation sensitivity is estimated using a one-day VaR of the portfolio.

Financial Assets and Liabilities Not Carried at Fair Value

The table below presents the carrying amounts and fair values of financial assets and liabilities not carried at fair value on the SMFG Group’s consolidated statement of financial position at September 30, 2015 and March 31, 2015.

		At September 30, 2015		At March 31, 2015
	Notes	Carrying amount	Fair value	Carrying amount	Fair value
		(In millions)
Financial assets:
Cash and deposits with banks	a	¥43,744,530	¥43,745,458	¥40,112,783	¥40,112,558
Call loans and bills bought:
Call loans	a	1,354,889	1,355,181	1,301,680	1,301,817
Bills bought	a	21,760	21,742	25,285	25,263
Reverse repurchase agreements and cash collateral on securities borrowed	a	7,271,099	7,272,451	7,218,498	7,220,169
Investment securities:
Held-to-maturity investments	b	2,734,585	2,749,811	3,396,895	3,417,732
Loans and advances	a	88,406,900	91,120,170	86,971,716	89,506,551
Other financial assets	a	2,615,465	2,611,526	2,565,725	2,561,487

Financial liabilities:
Deposits:
Non-interest-bearing deposits, demand deposits and deposits at notice	c	¥68,506,123	¥68,506,971	¥67,082,287	¥67,085,473
Other deposits	c	49,813,949	49,819,627	48,751,693	48,757,109
Call money and bills sold:
Call money	c	6,218,629	6,218,629	5,873,124	5,873,118
Bills sold		—	—	—	—
Repurchase agreements and cash collateral on securities lent	c	9,339,109	9,339,109	8,820,083	8,820,083
Borrowings	c	11,339,489	11,465,765	11,217,052	11,350,636
Debt securities in issue	c	11,439,815	11,657,326	11,051,431	11,272,771
Other financial liabilities	c	5,301,406	5,300,351	5,020,005	5,018,766

Notes:

a.	(i)	The carrying amounts of deposits with banks without maturity and loans with no specified repayment dates represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial assets with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial assets with a remaining maturity of more than six months: Except for impaired loans and advances, the fair values are mostly determined using discounted cash flow models taking into account certain factors including counterparties’ credit ratings, pledged collateral, and market interest rates. The fair values of impaired loans and advances are generally determined by discounting the estimated future cash flows over the time period they are expected to be recovered, and may be based on the appraisal value of underlying collateral as appropriate.

Note that some of the financial assets in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

b.	The fair values for held-to-maturity investments are determined using quoted prices in active markets.
c.	(i)	The carrying amounts of demand deposits and deposits without maturity represent a reasonable estimate of fair value, considering the nature of these financial instruments.
	(ii)	Financial liabilities with a remaining maturity of six months or less: The carrying amounts represent a reasonable estimate of fair value.
	(iii)	Financial liabilities with a remaining maturity of more than six months: The fair values are, in principle, based on the present values of future cash flows calculated using the refinancing rate applied to the same type of instruments for similar remaining maturities. The fair values of debt securities in issue are based on the present values of future cash flows calculated using the rate derived from yields of bonds issued by SMBC and publicly offered subordinated bonds published by securities firms.

Note that some of the financial liabilities in this category include embedded derivatives, which are separately accounted for, but presented together with the host contract.

22	STRUCTURED ENTITIES

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. It often has some or all of the following features or attributes:

•	restricted activities;

•	a narrow and well-defined objective;

•	insufficient equity to permit the structured entity to finance its activities without subordinated financial support; or

•	financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).

During the normal course of business, the SMFG Group engages in numerous transactions involving structured entities. These structured entities are primarily used to provide the SMFG Group and its clients with efficient access to funds or investment opportunities, mainly through securitizations, investment funds and structured finance.

Consolidated Structured Entities

Structured entities are consolidated if they are controlled by the SMFG Group in accordance with the accounting policy as described in Note 2 “Summary of Significant Accounting Policies” of its consolidated financial statements for the fiscal year ended March 31, 2015.

The consolidated structured entities include asset backed commercial paper (“ABCP”) conduits which purchase financial assets such as trade accounts receivable and lease receivables by issuing commercial paper to third-party investors. The SMFG Group has contractual agreements to provide liquidity and credit enhancement facilities which can be utilized by those structured entities upon their request.

At September 30, 2015 and March 31, 2015, the consolidated ABCP conduits had total assets of ¥876,570 million and ¥910,023 million, respectively. The total notional amounts of the liquidity and credit enhancement facilities provided by the SMFG Group to the consolidated ABCP conduits at September 30, 2015 and March 31, 2015 were ¥1,151,752 million and ¥1,101,988 million, respectively, all of which were undrawn.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to consolidated structured entities for the six months ended September 30, 2015 and the fiscal year ended March 31, 2015.

Unconsolidated Structured Entities

The following tables represent the carrying amounts of the SMFG Group’s interests in unconsolidated structured entities recognized in its consolidated statement of financial position by line item and the maximum exposure to loss from its interests at September 30, 2015 and March 31, 2015.

	At September 30, 2015
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥134,007	¥—	¥—	¥134,007
Financial assets at fair value through profit or loss	—	—	—	—	—
Investment securities	7,978	1,133,969	63,596	485	1,206,028
Loans and advances	1,511,603	—	4,278,956	403,248	6,193,807

Total	¥1,519,581	¥1,267,976	¥4,342,552	¥403,733	¥7,533,842

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,808,032	¥1,270,401	¥5,261,312	¥548,140	¥8,887,885

	At March 31, 2015
	Securitizations	Investment funds	Structured finance	Others	Total
	(In millions)
Interests in unconsolidated structured entities recognized in:
Trading assets	¥—	¥192,057	¥—	¥—	¥192,057
Financial assets at fair value through profit or loss	—	—	—	100,000	100,000
Investment securities	5,996	1,457,674	59,190	5,485	1,528,345
Loans and advances	1,351,933	—	4,078,942	367,706	5,798,581

Total	¥1,357,929	¥1,649,731	¥4,138,132	¥473,191	¥7,618,983

Maximum exposure to loss from interests in unconsolidated structured entities	¥1,586,349	¥1,649,731	¥4,831,148	¥604,315	¥8,671,543

An interest in a structured entity refers to contractual and non-contractual involvement that exposes the SMFG Group to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans, loan commitments and guarantees. Interest rate and currency derivatives that expose the SMFG Group mainly to market risk, or CDS that are designed to transfer risk from the SMFG Group to a structured entity are not regarded as an interest in a structured entity since they do not expose the SMFG Group to variability of returns from the performance of the structured entity. These derivatives are therefore not included in the tables above.

The maximum exposure to loss from the SMFG Group’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which the SMFG Group is exposed through its involvement with unconsolidated structured entities. It is determined by the SMFG Group’s carrying amounts and the notional amounts of loan commitments and guarantees, without considering the probability of loss being incurred, or effects of collateral or other credit protection.

The SMFG Group did not provide any financial or other support, without having a contractual obligation to do so, to unconsolidated structured entities for the six months ended September 30, 2015 and the fiscal year ended March 31, 2015.

Securitizations

Securitization entities are established to securitize third-parties’ assets which mainly consist of auto loan receivables, residential and commercial mortgage loans and trade accounts receivable. These entities purchase those assets through loans or notes issued with multiple tranches. The SMFG Group provides loans and loan commitments to these entities or holds senior notes issued by them, in some cases with credit loss protection through guarantees or other credit enhancements provided by the sellers.

Investment Funds

Investment funds are established for providing investment opportunities to investors by pooling money from them and investing mainly in equity and debt instruments based on a predetermined investment policy. The SMFG Group has invested in a number of these funds.

Structured Finance

Project finance

In project finance, structured entities are established to raise funds for projects such as the development of electric power plants and transportation infrastructure and the production of natural resources. The SMFG Group provides loans and loan commitments, which are secured by the cash flows generated by the projects, to these entities as part of a syndication of lenders.

Real estate finance

Real estate financing entities are established to raise funds in connection with the development and acquisition of real estate properties such as office buildings and logistics facilities. The SMFG Group provides financing to these structured entities mainly in the form of senior loans and loan commitments or notes, which are secured by the entities’ assets.

Lease finance

Lease financing entities are established to purchase or build certain equipment such as a vessel or an aircraft which is subsequently leased to lessees to be used in their core business. The SMFG Group provides loans to these entities, which are secured by lease receivables from the lessees and in some cases guaranteed by the equity holders.

Acquisition finance

In acquisition finance, structured entities are established by either third-party companies or management of target companies to acquire the equity shares of the target companies. The purchase of the target companies’ shares is financed by debt provided mainly by financial institutions and equity raised by the acquirer. The SMFG Group provides loans to these entities, which are secured by the cash flows from the target companies.

Others

The SMFG Group provides financing to other types of structured entities such as third-party structured entities and repackaging vehicles to facilitate its clients’ funding requirements. The SMFG Group provides loans and loan commitments to these entities.

Sponsored Unconsolidated Structured Entities

In addition to the unconsolidated structured entities in which the SMFG Group has an interest, the SMFG Group also sponsors certain structured entities in which it has no interest. The SMFG Group is deemed to be a sponsor of a structured entity when the SMFG Group takes a leading role in determining its purpose and design and has been providing operational support to ensure its continued operation.

The carrying amount of assets transferred to and income received from sponsored unconsolidated structured entities, where the SMFG Group did not have an interest at the end of the reporting periods, were not significant for the six months ended September 30, 2015 and the fiscal year ended March 31, 2015.

23	ACQUISITIONS AFTER THE STATEMENT OF FINANCIAL POSITION DATE

Retail banking business of Citibank Japan Ltd.

On November 1, 2015, SMBC Trust Bank, the SMFG Group’s wholly owned subsidiary, acquired the retail banking business of Citibank Japan Ltd., a wholly owned subsidiary of Citigroup Inc. Through this acquisition, SMBC Trust Bank is expanding its business model to offer additional products and services, including foreign currency investment products and global services. This acquisition is expected to enable the SMFG Group to expand its customer base, enhance its foreign currency funding source and improve the service capability of the Group as a whole.

The consideration for this transaction consisted of a cash payment amounting to ¥45 billion.

Further information could not be disclosed as the initial accounting for the business combination is yet to be finalized due to proximity of the acquisition date to the date of authorization for issue of the consolidated financial statements.